                                                      Registration No. 333-36869
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1
                          -----------------------------
                                   TO FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                               -------------------

                        NATIONWIDE VL SEPARATE ACCOUNT-C
                              (EXACT NAME OF TRUST)

                               -------------------


                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43216
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                                 DENNIS W. CLICK
                                 ---------------
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO  43216
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -------------------


     Title and amount of securities being registered: Flexible premium variable universal life insurance policies. Such policies are not issued in predetermined amounts or units.

     Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

[  ] Check box if it is proposed that this filing will become effective on
     (date) at (time) pursuant to Rule 487.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.
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                                     1 of 95

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                CAPTION IN PROSPECTUS

    1. . . . . . . . . . . . . . . . . . . . . . . . . . . Nationwide Life and
                                                           Annuity Insurance
                                                           Company The
                                                           Variable Account
    2. . . . . . . . . . . . . . . . . . . . . . . . . . . Nationwide Life and
                                                           Annuity
                                                           Insurance Company
    3. . . . . . . . . . . . . . . . . . . . . . . . . . . Custodian of Assets
    4. . . . . . . . . . . . . . . . . . . . . . . . . . . Distribution of The
                                                           Policies
    5. . . . . . . . . . . . . . . . . . . . . . . . . . . The Variable
                                                           Account
    6. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
    7. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
    8. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
    9. . . . . . . . . . . . . . . . . . . . . . . . . . . Legal Proceedings
   10. . . . . . . . . . . . . . . . . . . . . . . . . . . Information About
                                                           The Policies; How
                                                           The Cash Value
                                                           Varies; Right to
                                                           Exchange for a
                                                           Fixed Benefit
                                                           Policy;
                                                           Reinstatement;
                                                           Other Policy
                                                           Provisions
   11. . . . . . . . . . . . . . . . . . . . . . . . . . . Investments of The
                                                           Variable Account
   12. . . . . . . . . . . . . . . . . . . . . . . . . . . The Variable
                                                           Account
   13. . . . . . . . . . . . . . . . . . . . . . . . . . . Policy Charges
                                                           Reinstatement
   14. . . . . . . . . . . . . . . . . . . . . . . . . . . Underwriting and
                                                           Issuance - Premium
                                                           Payments Minimum
                                                           Requirements for
                                                           Issuance of a
                                                           Policy
   15. . . . . . . . . . . . . . . . . . . . . . . . . . . Investments of the
                                                           Variable Account;
                                                           Premium Payments
   16. . . . . . . . . . . . . . . . . . . . . . . . . . . Underwriting and
                                                           Issuance -
                                                           Allocation of Cash
                                                           Value
   17. . . . . . . . . . . . . . . . . . . . . . . . . . . Surrendering The
                                                           Policy for Cash
   18. . . . . . . . . . . . . . . . . . . . . . . . . . . Reinvestment
   19. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   20. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   21. . . . . . . . . . . . . . . . . . . . . . . . . . . Policy Loans
   22. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   23. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   24. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   25. . . . . . . . . . . . . . . . . . . . . . . . . . . Nationwide Life and
                                                           Annuity Insurance
                                                           Company
   26. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   27. . . . . . . . . . . . . . . . . . . . . . . . . . . Nationwide Life and
                                                           Annuity Insurance
                                                           Company
   28. . . . . . . . . . . . . . . . . . . . . . . . . . . Company Management
   29. . . . . . . . . . . . . . . . . . . . . . . . . . . Company Management
   30. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   31. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   32. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   33. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   34. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   35. . . . . . . . . . . . . . . . . . . . . . . . . . . Nationwide Life and
                                                           Annuity Insurance
                                                           Company
   36. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable
   37. . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable


                                     2 of 95

N-8B-2 ITEM                                               CAPTION IN PROSPECTUS

   38. . . . . . . . . . . . . . . . . . . . . . . . . . .Distribution of The
                                                          Policies
   39. . . . . . . . . . . . . . . . . . . . . . . . . . .Distribution of The
                                                          Policies
   40. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   41(a) . . . . . . . . . . . . . . . . . . . . . . . . .Distribution of The
                                                          Policies
   42. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   43. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   44. . . . . . . . . . . . . . . . . . . . . . . . . . .How The Cash Value
                                                          Varies
   45. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   46. . . . . . . . . . . . . . . . . . . . . . . . . . .How The Cash Value
                                                          Varies
   47. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   48. . . . . . . . . . . . . . . . . . . . . . . . . . .Custodian of Assets
   49. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   50. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   51. . . . . . . . . . . . . . . . . . . . . . . . . . .Summary of The
                                                          Policies;
                                                          Information About
                                                          The Policies
   52. . . . . . . . . . . . . . . . . . . . . . . . . . .Substitution of
                                                          Securities
   53. . . . . . . . . . . . . . . . . . . . . . . . . . .Taxation of The
                                                          Company
   54. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   55. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   56. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   57. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   58. . . . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
   59. . . . . . . . . . . . . . . . . . . . . . . . . . .Financial Statements


                                     3 of 95

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                                 P.O. BOX 182150
                           COLUMBUS, OHIO  43218-2150
                       (800) 547-7548, TDD (800) 238-3035

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
             ISSUED BY NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                  THROUGH ITS NATIONWIDE VL SEPARATE ACCOUNT-C

The Life Insurance Policies offered by this prospectus are variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. The Policies may also provide a Cash Surrender Value if the Policy is terminated during the lifetime of the Insured. Nationwide Life and Annuity Insurance Company guarantees to keep the Policy in force during the Guaranteed Policy Continuation Period provided that minimum premium requirements have been met (See "Grace Period" and "Guaranteed Policy Continuation Provision"). The death benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VL Separate Account-C (the "Variable Account") or the Fixed Account to which Cash Values are allocated.

The Policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code (the "Code").

The Policy Owner may allocate Net Premiums and Cash Value to one or more of the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account will be used to purchase, at Net Asset Value, shares of a designated Underlying Mutual Fund in the following series of the Underlying Mutual Fund options:



                  AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.,
           A MEMBER OF THE AMERICAN CENTURY (SM) FAMILY OF INVESTMENTS American Century VP Income & Growth American Century VP International
                            American Century VP Value
                                     DREYFUS
               The Dreyfus Socially Responsible Growth Fund, Inc.
                          Dreyfus Stock Index Fund, Inc.
        Dreyfus Variable Investment Fund - Capital Appreciation Portfolio
                FIDELITY VARIABLE INSURANCE PRODUCTS ("VIP") FUND
                VIP Fund Equity-Income Portfolio:  Service Class
                    VIP Fund Growth Portfolio:  Service Class
                 VIP Fund High Income Portfolio:  Service Class
                   VIP Fund Overseas Portfolio:  Service Class
              FIDELITY VARIABLE INSURANCE PRODUCTS ("VIP") FUND II
                VIP Fund II Contrafund Portfolio:  Service Class
              FIDELITY VARIABLE INSURANCE PRODUCTS ("VIP") FUND III
           VIP Fund III Growth Opportunities Portfolio:  Service Class
                                 MORGAN STANLEY
     Morgan Stanley Universal Funds, Inc. - Emerging Markets Debt Portfolio
               Van Kampen American Capital Life Investment Trust -
                 Morgan Stanley Real Estate Securities Portfolio
                        NATIONWIDE SEPARATE ACCOUNT TRUST
                 Capital Appreciation Fund  Government Bond Fund
                      Money Market Fund  Total Return Fund
                            Nationwide Balanced Fund
                          Nationwide Equity Income Fund
                          Nationwide Global Equity Fund
                        Nationwide High Income Bond Fund
                        Nationwide Multi Sector Bond Fund
                     Nationwide Select Advisers Mid Cap Fund

                         Nationwide Small Cap Value Fund
                          Nationwide Small Company Fund
                        Nationwide Strategic Growth Fund
                         Nationwide Strategic Value Fund
                  NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
             AMT Guardian Portfolio    AMT Mid-Cap Growth Portfolio
                             AMT Partners Portfolio
                       OPPENHEIMER VARIABLE ACCOUNT FUNDS
         Oppenheimer Capital Appreciation Fund  Oppenheimer Growth Fund
                        Oppenheimer Growth & Income Fund
                        VAN ECK WORLDWIDE INSURANCE TRUST
          Worldwide Emerging Markets Fund   Worldwide Hard Assets Fund
                              WARBURG PINCUS TRUST
            Growth & Income Portfolio  International Equity Portfolio
                         Post-Venture Capital Portfolio


NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (THE "COMPANY") GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGE AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE WITHOUT VALUE SUBJECT TO A GRACE PERIOD, UNLESS THE MINIMUM PREMIUM REQUIREMENTS HAVE BEEN MET (SEE "GRACE PERIOD" AND "GUARANTEED POLICY CONTINUATION PROVISION"). THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT OPTION, SEE "THE FIXED ACCOUNT OPTION."


INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

               THE DATE OF THIS PROSPECTUS IS ___________________

                                GLOSSARY OF TERMS

ATTAINED AGE-The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT-An accounting unit of measure used to calculate the Cash Value of the Variable Account.

BENEFICIARY-The person to whom the Death Proceeds are paid.

CASH VALUE-The sum of the Policy values in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE-The Policy's Cash Value, less any Indebtedness under the Policy, less Surrender Charge.

CODE-The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life and Annuity Insurance Company.

DEATH PROCEEDS-Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force prior to the Maturity Date.

FIXED ACCOUNT-An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT-All assets of the Company other than those of the Variable Account or in other separate accounts that have been or may be established by the Company.

GUARANTEED POLICY CONTINUATION PERIOD-The guaranteed period during which a Policy will continue in force and not lapse, and is the lesser of 30 Policy Years or the number of Policy Years until the Insured reaches Attained Age 65; provided that for Policies issued to an Insured age 55 or older, the Guaranteed Period is 10 years.

SEC GUIDELINE LEVEL PREMIUM-The amount of level annual premium calculated in accordance with the provisions of Rule 6e-3(T) under Investment Company Act of 1940. It represents the level annual premiums required to mature the Policy under reasonable mortality and expense charges, and at an annual effective interest rate of 5%.

HOME OFFICE-The main office of the Company located in Columbus, Ohio.

INDEBTEDNESS-Amounts owed the Company as a result of Policy loans including both principal and accrued interest.

INITIAL INVESTMENT DATE- The later of the Policy Date or the date on which the Company receives the Initial Premium at the Home Office.

INITIAL PREMIUM-The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy data page.

INSURED-The person whose life is covered by the Policy, and who is named on the Policy data page.

MATURITY DATE-The Policy Anniversary on or next following the Insured's 100th birthday.

MINIMUM MONTHLY PREMIUM-It is used to measure the total amount of premiums that must be paid during the Guaranteed Policy Continuation Period to keep the Policy in force and is shown on the Policy data page.

MINIMUM REQUIRED DEATH BENEFIT-Is the lowest death benefit which will qualify the Policy as life insurance under Section 7702 of the Code.

MINIMUM SPECIFIED AMOUNT- It is shown in the Policy data page. Changes to the Policy which result in a Specified Amount below the Minimum Specified Amount will not be processed.

MONTHLY ANNIVERSARY DAY-The same day as the Policy Date for each succeeding month.

NET AMOUNT AT RISK-The Net Amount At Risk can be determined as of the Monthly Anniversary Day or any other day. The Net Amount At Risk on a Monthly Anniversary Day is the death benefit minus the Cash Value prior to deduction of the base policy cost of insurance charge. On any other day the Net Amount At Risk is the death benefit minus the Cash Value.

NET ASSET VALUE-The worth of one share at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

NET PREMIUMS-Net Premiums are equal to the actual premiums minus the percent of premium charge. The percent of premium charges are shown on the Policy data page.

POLICY(IES)- The variable life insurance Policy(ies) offered by this prospectus.

POLICY ANNIVERSARY-The same day and month as the Policy Date for succeeding years.

POLICY CHARGES-All deductions made from the premiums and the Policy Cash Value.

POLICY DATE-The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy data page.

POLICY LOAN ACCOUNT-The portion of the Cash Value which results from Policy Indebtedness.

POLICY OWNER-The person designated in the Policy application as the owner.

POLICY YEAR-Each year commencing with the Policy Date and each Policy Anniversary thereafter.

SCHEDULED PREMIUM-The Scheduled Premium is shown on the Policy data page.

SPECIFIED AMOUNT-A dollar amount used to determine the death benefit under a Policy. It is shown on the Policy data page.

SUB-ACCOUNT-A part of the Variable Account, the assets of which are invested exclusively in a corresponding Underlying Mutual Fund.

SURRENDER CHARGE-An amount deducted from the Cash Value if the Policy is surrendered or if the Specified Amount is reduced as a result of a request from the Policy Owner.

TARGET PREMIUM-The annual premium at which the sales load is reduced on a current basis.

UNDERLYING MUTUAL FUNDS-The underlying mutual funds which correspond to the Sub-Accounts of the Variable Account.

VALUATION DATE-Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current Net Asset Value of the Accumulation Units might be materially affected.

VALUATION PERIOD-A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT-A separate investment account of Nationwide Life and Annuity Insurance Company. Nationwide VL Separate Account-C.

                                TABLE OF CONTENTS

GLOSSARY OF TERMS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
SUMMARY OF THE POLICIES. . . . . . . . . . . . . . . . . . . . . . . . . .8
      Variable Life Insurance. . . . . . . . . . . . . . . . . . . . . . .8
      The Variable Account and its Sub-Accounts. . . . . . . . . . . . . .8
      The Fixed Account. . . . . . . . . . . . . . . . . . . . . . . . . .8
      Deductions and Charges . . . . . . . . . . . . . . . . . . . . . . .8
      Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY. . . . . . . . . . . . . . 11
THE VARIABLE ACCOUNT . . . . . . . . . . . . . . . . . . . . . . . . . . 11
      Investments of the Variable Account. . . . . . . . . . . . . . . . 11
      -American Century Variable Portfolios, Inc., a member
        of the American Century (SM) Family of Investments . . . . . . . 12
      -Dreyfus Stock Index Fund, Inc.. . . . . . . . . . . . . . . . . . 12
      -The Dreyfus Socially Responsible Growth Fund, Inc.. . . . . . . . 13
      -Dreyfus Variable Investment Fund. . . . . . . . . . . . . . . . . 13
      -Fidelity Variable Insurance Products Fund . . . . . . . . . . . . 13
      -Fidelity Variable Insurance Products Fund II. . . . . . . . . . . 14
      -Fidelity Variable Insurance Products Fund III . . . . . . . . . . 14
      -Morgan Stanley Universal Funds, Inc.. . . . . . . . . . . . . . . 14
      -Nationwide Separate Account Trust . . . . . . . . . . . . . . . . 14
        -Subadvised Nationwide Funds . . . . . . . . . . . . . . . . . . 15
      -Neuberger & Berman Advisers Management Trust. . . . . . . . . . . 17
      -Oppenheimer Variable Account Funds. . . . . . . . . . . . . . . . 18
      -Van Eck Worldwide Insurance Trust . . . . . . . . . . . . . . . . 19
      -Van Kampen American Capital Life Investment Trust . . . . . . . . 19
      -Warburg Pincus Trust. . . . . . . . . . . . . . . . . . . . . . . 19
      Reinvestment . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
      Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
      Dollar Cost Averaging. . . . . . . . . . . . . . . . . . . . . . . 21
      Substitution of Securities . . . . . . . . . . . . . . . . . . . . 21
      Voting Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . 21
INFORMATION ABOUT THE POLICIES . . . . . . . . . . . . . . . . . . . . . 22
      Underwriting and Issuance. . . . . . . . . . . . . . . . . . . . . 22
      -Minimum Requirements for Issuance of a Policy . . . . . . . . . . 22
      -Premium Payments. . . . . . . . . . . . . . . . . . . . . . . . . 22
      Allocation of Net Premium and Cash Value . . . . . . . . . . . . . 23
      Short-Term Right to Cancel Policy. . . . . . . . . . . . . . . . . 23
POLICY CHARGES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
      Deductions from Premiums . . . . . . . . . . . . . . . . . . . . . 23
      Surrender Charges. . . . . . . . . . . . . . . . . . . . . . . . . 24
      -Reductions to Surrender Charges . . . . . . . . . . . . . . . . . 25
      Deductions from Cash Value . . . . . . . . . . . . . . . . . . . . 25
      -Monthly Cost of Insurance . . . . . . . . . . . . . . . . . . . . 26
      -Monthly Administrative Charge . . . . . . . . . . . . . . . . . . 26
      -Mortality and Expense Risk Charge . . . . . . . . . . . . . . . . 26
      Reduction of Charges . . . . . . . . . . . . . . . . . . . . . . . 27
      Expenses of the Underlying Mutual Funds. . . . . . . . . . . . . . 27
HOW THE CASH VALUE VARIES. . . . . . . . . . . . . . . . . . . . . . . . 29
      How the Investment Experience is Determined. . . . . . . . . . . . 29
      Net Investment Factor. . . . . . . . . . . . . . . . . . . . . . . 29
      Valuation of Assets. . . . . . . . . . . . . . . . . . . . . . . . 30
      Determining the Cash Value . . . . . . . . . . . . . . . . . . . . 30
      Valuation Periods and Valuation Dates. . . . . . . . . . . . . . . 30
SURRENDERING THE POLICY FOR CASH . . . . . . . . . . . . . . . . . . . . 30
      Right to Surrender . . . . . . . . . . . . . . . . . . . . . . . . 30
      Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . 30
      Partial Surrenders . . . . . . . . . . . . . . . . . . . . . . . . 31
      -Preferred Partial Surrenders. . . . . . . . . . . . . . . . . . . 31
      -Reduction of the Specified Amount . . . . . . . . . . . . . . . . 31

      Maturity Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . 31
      Income Tax Withholding . . . . . . . . . . . . . . . . . . . . . . 31
POLICY LOANS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
      Taking a Policy Loan . . . . . . . . . . . . . . . . . . . . . . . 32
      Effect on Investment Performance . . . . . . . . . . . . . . . . . 32
      Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
      Effect on Death Benefit and Cash Value . . . . . . . . . . . . . . 33
      Repayment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
HOW THE DEATH BENEFIT VARIES . . . . . . . . . . . . . . . . . . . . . . 33
      Calculation of the Death Benefit . . . . . . . . . . . . . . . . . 33
      Proceeds Payable on Death. . . . . . . . . . . . . . . . . . . . . 33
RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY . . . . . . . . . . . . . . 34
CHANGES OF INVESTMENT POLICY . . . . . . . . . . . . . . . . . . . . . . 34
GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION. . . . . . . . 34
      Grace Period . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
      Guaranteed Policy Continuation Provision . . . . . . . . . . . . . 34
REINSTATEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
THE FIXED ACCOUNT OPTION . . . . . . . . . . . . . . . . . . . . . . . . 35
CHANGES IN EXISTING INSURANCE COVERAGE . . . . . . . . . . . . . . . . . 35
      Specified Amount Increases . . . . . . . . . . . . . . . . . . . . 36
      Specified Amount Decreases . . . . . . . . . . . . . . . . . . . . 36
      Changes in the Death Benefit Option. . . . . . . . . . . . . . . . 36
OTHER POLICY PROVISIONS. . . . . . . . . . . . . . . . . . . . . . . . . 36
      Policy Owner . . . . . . . . . . . . . . . . . . . . . . . . . . . 36
      Beneficiary. . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
      Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
      Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . 37
      Error in Age or Sex. . . . . . . . . . . . . . . . . . . . . . . . 37
      Suicide. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
      Nonparticipating Policies. . . . . . . . . . . . . . . . . . . . . 37
      Riders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
LEGAL CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . 38
DISTRIBUTION OF THE POLICIES . . . . . . . . . . . . . . . . . . . . . . 38
CUSTODIAN OF ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . . 38
TAX MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
      Policy Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . 38
      -Federal Estate and Generation-Skipping Transfer Taxes . . . . . . 39
      -Non-Resident Aliens . . . . . . . . . . . . . . . . . . . . . . . 40
      Taxation of the Company. . . . . . . . . . . . . . . . . . . . . . 40
      Tax Changes. . . . . . . . . . . . . . . . . . . . . . . . . . . . 40
THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 41
COMPANY MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . 41
      Directors of the Company . . . . . . . . . . . . . . . . . . . . . 42
      Executive Officers of the Company. . . . . . . . . . . . . . . . . 42
OTHER CONTRACTS ISSUED BY THE COMPANY. . . . . . . . . . . . . . . . . . 43
STATE REGULATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
REPORTS TO POLICY OWNERS . . . . . . . . . . . . . . . . . . . . . . . . 43
ADVERTISING. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
REGISTRATION STATEMENT . . . . . . . . . . . . . . . . . . . . . . . . . 44
LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
APPENDIX 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
APPENDIX 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . 64

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                             SUMMARY OF THE POLICIES


VARIABLE LIFE INSURANCE

The variable life insurance Policies offered by Nationwide Life and Annuity Insurance Company (the "Company") provide for life insurance coverage on the Insured. The Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime.

The death benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account Sub-Accounts or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay the Policy Charges, the Policy will lapse without value. The Company guarantees to keep the Policy in force during the Guaranteed Policy Continuation Period provided the premium requirements have been met (see "Underwriting and Issuance").

Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by the Internal Revenue Code ("Code"). Excess premiums paid may also cause the Policy to become a modified endowment contract. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy (see "Tax Matters").

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner selects the Sub-Accounts of the Variable Account or the Fixed Account into which the Cash Value will be allocated (see "Allocation of Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), the Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Assets of each Sub-Account are invested at Net Asset Value in shares of a corresponding Underlying Mutual Fund (see "Allocation of Net Premium and Cash Value"). For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the premiums and the Cash Value of the Policy. These charges are made for administrative and sales expenses, tax expenses, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the Underlying Mutual Fund options, see the prospectuses of the respective Underlying Mutual Funds.

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 2.5% of such premium payment. On a current basis, the sales load, in all years, is 2.5% of premiums paid up to the Target Premium plus 0.5% of premiums in excess of the Target Premium. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales Surrender Charge.

The Company also deducts a charge for tax expense equal to 3.5%, on both current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

     -    monthly cost of insurance; plus

     - monthly cost of any additional benefits provided by riders to the Policy; plus

     - an administrative expense charge. This charge is $10 per month in the first year and $5 per month in renewal years. The charge may be increased at the sole discretion of the Company but may not exceed $10 per month in the first year, $7.50 per month in renewal years; plus

     - mortality and expense risk charge. This charge is equal to an annual effective rate multiplied by the Cash Value attributable to the Variable Account. The annual effective rate is 0.60% for the first $25,000 of Cash Value attributable to the Variable Account, 0.30% for the next $225,000 of Cash Value attributable to the Variable Account and 0.10% for all Cash Value attributable to the Variable Account in excess of $250,000.

For Policies which are surrendered during the first nine Policy Years, the Company deducts a Surrender Charge. This Surrender Charge is comprised of an underwriting component and a sales component. The maximum initial Surrender Charge varies by issue age, sex, Specified Amount and underwriting classification and is calculated based on the initial Specified Amount. The Surrender Charge in renewal years is equal to a percentage of the initial Surrender Charge. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a standard basis (see Appendix 1 for specific examples).

                    Initial Specified Amount $50,000-$99,999

    Issue              Male           Female          Male          Female
     Age           Non-Tobacco      Non-Tobacco    Standard        Standard

     25                $7.773         $7.518         $8.369         $7.818
     35                 8.817          8.396          9.811          8.889
     45                12.185         11.390         13.884         12.164
     55                15.628         13.995         18.410         15.106
     65                22.274         19.043         26.559         20.607

                      Initial Specified Amount $100,000 +

    Issue              Male           Female          Male          Female
     Age           Non-Tobacco     Non-Tobacco      Standard       Standard
     25                $5.773         $5.518         $6.369         $5.818
     35                 6.817          6.396          7.811          6.889
     45                 9.685          8.890         11.384          9.664
     55                13.128         11.495         15.910         12.606
     65                21.274         18.043         25.559         19.607

Policies that are surrendered during the first nine Policy Years following an increase in the Specified Amount will incur a Surrender Charge associated with the increase. This Surrender Charge is comprised of an underwriting component and a sales component. The maximum initial Surrender Charge associated with the increase is based on the attained age at the time of the increase, the underwriting classification of the increase, sex, and the amount of the increase in Specified Amount. The actual initial Surrender Charge associated with the increase is based upon the maximum initial Surrender Charge associated with the increase and the premium received within one year of the increase in Specified Amount.


Increases that are caused by a change in the death benefit option that preserves the Net Amount At Risk are not subject to a Surrender Charge (for a discussion on death benefit options see "Calculation of the Death Benefit"). The Surrender Charge associated with the increase for Policy Years following the increase is a percentage of the initial Surrender Charge.

The following table illustrates the maximum initial Surrender Charge per $1,000 of Specified Amount increase for Policies increasing coverage on a standard basis.

    ISSUE                MALE         FEMALE          MALE           FEMALE
     AGE             NON-TOBACCO    NON-TOBACCO     STANDARD        STANDARD
     25                $3.464         $3.311         $3.821         $3.491
     35                 4.090          3.837          4.686          4.133
     45                 5.811          5.334          6.830          5.798
     55                 7.877          6.897          9.546          7.563
     65                12.764         10.826         15.335         11.764

The renewal Surrender Charge is reduced by any partial Surrender Charge actually paid on previous decreases in Specified Amount. On any partial surrender after the first Policy Year, a service charge of $25.00 may be deducted from the amount of the partial surrender.


Decreases in Specified Amount, that are not associated with a partial withdrawal or a death benefit option change that preserves the Net Amount At Risk, will incur a proportional Surrender Charge. For a Policy with prior increases in Specified Amounts, these decreases will be made on a LIFO (last in first out) basis and therefore decrease each segment in reverse order of its effective date. For each segment that is reduced by the decrease, a proportional Surrender Charge will be incurred. The total Surrender Charge for the decrease will be the sum of these proportional Surrender Charges for the decreases in various segments.

Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. (See "Expenses of the Underlying Mutual Funds".)

PREMIUMS

The minimum Initial Premium for which a Policy may be issued is equal to three times the initial Minimum Monthly Premium.

For a limited time, the Policy Owner has the right to cancel the Policy and receive an amount specified by the laws of the state in which the Policy was issued (see "Short-Term Right to Cancel Policy").

The Initial Premium is due on the Policy Date. It will be credited on the Initial Investment Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy data page.

Premiums, other than the Initial Premium, may be made at any time while the Policy is in force subject to the limits described below. During the Guaranteed Policy Continuation Period, the total premium payments, less any Policy Indebtedness, less any partial surrenders, must be greater than or equal to the sum of the Minimum Monthly Premiums in order to guarantee the Policy remain in force. The Minimum Monthly Premiums are shown on the Policy data page.

The Company will send Scheduled Premium payment reminder notices to the Policy Owner according to the premium mode shown on the Policy data page.

The Initial Premium may be paid to the Company at our Home Office or to an authorized agent. All premiums after the first are payable at our Home Office. Premium receipts will be furnished upon request.

Each premium must be at least $50. The Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in any increase in the Net Amount At Risk. Also, we will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify your Policy as a contract for life insurance. Where permitted by state law, we may also require that any existing Policy Indebtedness be repaid prior to accepting any additional premium payments.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

Nationwide Life and Annuity Insurance Company (the "Company"), is a stock life insurance company organized under the laws of the State of Ohio in February, 1981. The Company is a member of Nationwide Insurance Enterprise which includes Nationwide Life Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies. The Company's Home Office is at One Nationwide Plaza, Columbus, Ohio 43216.

The Company offers a multiple line of products, including annuities. It is admitted to do business in 46 states and the District of Columbia (for additional information, see "The Company").

                              THE VARIABLE ACCOUNT

The Variable Account was established by a resolution of the Company's Board of Directors, on July 22, 1997, pursuant to Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Nationwide Life and Annuity Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216 serves as Trustee for the Trust. Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216 serves as principal underwriter for the Trust. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the performance of the investments in the Variable Account (see "How the Death Benefit Varies" and "How the Cash Value Varies").

Net Premium payments and Cash Value are allocated within the Variable Account among one or more Sub-Accounts (see "Tax Matters"). The assets of each Sub-Account are used to purchase shares of the Underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Variable Account Sub-Accounts and the Fixed Account (see "Allocation of Net Premium and Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may
exercise his or her short-term right to cancel the Policy.   At the end of this
period, the Cash Value in that Sub-Account will be transferred to the Variable Account Sub-Accounts based on the fund allocation factors. Any subsequent Net Premiums received after this period will be allocated based on the fund allocation factors.

No less than 5% of Net Premiums may be allocated to any one Sub-Account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Net Premium and Cash Value" and "Short-Term Right to Cancel Policy").

The Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity contracts and variable life insurance policies issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which are disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds.

Additional premium payments, upon acceptance, will be allocated to the Nationwide Separate Account Trust Money Market Fund unless the Policy Owner specifies otherwise (see "Premium Payments").

A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. More detailed information may be found in the current prospectus for each Underlying Mutual Fund option. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY (SM) FAMILY OF INVESTMENTS

American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end management investment company, which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

     -AMERICAN CENTURY VP INTERNATIONAL

     INVESTMENT OBJECTIVE: Capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stocks and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the Fund manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities.

     -AMERICAN CENTURY VP VALUE

     INVESTMENT OBJECTIVE: Long-term capital growth; income is a secondary objective. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total assets in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate to large market capitalizations that are believed by the Fund manager to be undervalued at the time of purchase.

     -AMERICAN CENTURY VP INCOME & GROWTH

     INVESTMENT OBJECTIVE: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique, known as portfolio optimization, may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

DREYFUS STOCK INDEX FUND, INC.

The Dreyfus Stock Index Fund, Inc., is an open-end, non-diversified, management investment company. It was incorporated under Maryland law on January 24, 1989, and commenced operations on September 29, 1989. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation.

     INVESTMENT OBJECTIVE: To provide investment results that correspond to the price and yield performance of publicly traded common stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company. It was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. Dreyfus serves as the Fund's investment advisor. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

     INVESTMENT OBJECTIVE:    Capital growth through equity investment in
     companies that, in the opinion of the Fund's management, not only meet traditional investment standards but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus Variable Investment Fund is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. Dreyfus serves as the investment manager.

     -CAPITAL APPRECIATION PORTFOLIO

     INVESTMENT OBJECTIVE:    Long-term capital growth consistent with the
     preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

The Fidelity Variable Insurance Products Fund ("Fidelity VIP Fund") is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of Fidelity VIP Fund are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") is the manager for Fidelity VIP Fund and its portfolios.

     -VIP FUND EQUITY-INCOME PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE:    Reasonable income by investing primarily in
     income-producing equity securities. In choosing these securities FMR will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

     -VIP FUND GROWTH PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that the Portfolio makes sense for you if can afford to ride out changes in the stock market because the Portfolio invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

     -VIP FUND HIGH INCOME PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

     - at least 65% in income-producing debt securities and preferred stocks, including convertible securities

     - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities.

     - Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's; BB or lower by Standard & Poor's and may be deemed to be speculative in nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's Investor Services, Inc. ("Moody's") or C- by Standard & Poor's Corporation ("S&P") which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

     -VIP FUND OVERSEAS PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

The Fidelity Variable Insurance Products Fund II ("Fidelity VIP Fund II") is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. Fidelity VIP Fund II's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the manager of Fidelity VIP Fund II and its portfolios.

     -VIP FUND II CONTRAFUND PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: Capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

The Fidelity Variable Insurance Products Fund III ("Fidelity VIP Fund III") is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. Fidelity VIP Fund III's shares are purchased by insurance companies to fund benefits under variable life insurance and annuity contracts. FMR is the manager for Fidelity VIP Fund III and its portfolios.

     -VIP FUND III GROWTH OPPORTUNITIES PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds, that may produce capital growth. The Portfolio may invest in foreign securities without limitation.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

Morgan Stanley Universal Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors. Its Emerging Markets Debt Portfolio is managed by Morgan Stanley Asset Management, Inc.

     -EMERGING MARKETS DEBT PORTFOLIO

     INVESTMENT OBJECTIVE: High total return by investing primarily in dollar- and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located.

NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust ("NSAT") is a diversified, open-end management investment company created under the laws of Massachusetts. NSAT is a registered investment company that offers shares in the mutual funds listed below, each with its own investment objectives. Shares of NSAT will be sold primarily to life insurance company separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts. The assets of the Trust are managed by Nationwide Advisory Services, Inc., ("NAS") a registered investment adviser and wholly-owned subsidiary of Nationwide Life Insurance Company.


     -CAPITAL APPRECIATION FUND

     INVESTMENT OBJECTIVE: Long-term growth by primarily investing in a diversified portfolio of the common stock of companies which NAS determines have better-than-average potential for sustained capital growth over the long term.

     -GOVERNMENT BOND FUND

     INVESTMENT OBJECTIVE: As high level of income as is consistent with the preservation of capital by investing in a diversified portfolio of securities issued or backed by the United States government, its agencies or instrumentalities.

     -MONEY MARKET FUND

     INVESTMENT OBJECTIVE: As high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

     -TOTAL RETURN FUND

     INVESTMENT OBJECTIVE: Capital growth by investing in common stocks of companies that NAS believes will have above-average earnings or otherwise provide investors with above-average potential for capital appreciation.
     To maximize this potential, NAS may also utilize, from time to time, securities convertible into common stocks, warrants and options to purchase such stocks.


                           SUBADVISED NATIONWIDE FUNDS

     -NATIONWIDE BALANCED FUND

     SUBADVISER:  SALOMON BROTHERS ASSET MANAGEMENT, INC.

     INVESTMENT OBJECTIVE: Primarily seeks above average income compared to a portfolio entirely invested in equity securities. The Fund's secondary objective is to take advantage of opportunities for growth of capital and income. The Fund seeks its objective primarily through investments in a broad variety of securities, including equity securities, fixed-income securities and short term obligations. Under normal market conditions, it is anticipated that the Fund will invest at least 40% of the Fund's total assets in equity securities and at least 25% in fixed-income senior securities. The Fund's subadviser, Salomon Brothers Asset Management, Inc., will have discretion to invest in the full range of maturities of fixed-income securities. Generally, most of the Fund's long-term debt investments will consist of "investment grade" securities; but the Fund may invest up to 20% of its net assets in non-convertible fixed-income securities rated below investment grade or determined by the subadviser to be of comparable quality. These securities are commonly known as junk bonds. In addition, the Fund may invest an unlimited amount in convertible securities rated below investment grade.

     -NATIONWIDE EQUITY INCOME FUND

     SUBADVISER:  FEDERATED INVESTMENT COUNSELING

     INVESTMENT OBJECTIVE: Seeks above average income and capital appreciation by investing at least 65% of its assets in income-producing equity securities. Such equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in each type of equity security will vary according to the Fund's subadviser's assessment of market, economic conditions and outlook.

     -NATIONWIDE GLOBAL EQUITY FUND

     SUBADVISER:  J. P. MORGAN INVESTMENT MANAGEMENT INC.

     INVESTMENT OBJECTIVE: To provide high total return from a globally diversified portfolio of equity securities. Total return will consist of income plus realized and unrealized capital gains and losses. The Fund seeks its investment objective through country allocation, stock selection and management of currency exposure. Under normal market conditions, J.P. Morgan Investment Management Inc., intends to keep the Fund essentially fully invested with at least 65% of the value of its total assets in equity securities consisting of common stocks and other securities with equity characteristics such as preferred stocks, warrants, rights, convertible securities, trust certificates, limited partnership interests and equity participations. The Fund's primary equity instruments are the common stock of companies based in the developed countries around the world. The assets of the Fund will ordinarily be invested in the securities of at least five different countries.

     -NATIONWIDE HIGH INCOME BOND FUND

     SUBADVISER:  FEDERATED INVESTMENT COUNSELING

     INVESTMENT OBJECTIVE: Seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. To meet its objective, the Fund intends to invest at least 65% of its assets in lower-rated fixed income securities such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates which are rated BBB or lower by S & P or Fitch Investors Service or Baa or lower by Moody's (or if not rated, are determined by the Fund's subadviser to be of a comparable quality). Such investments are commonly referred to as "junk bonds." For a further discussion of lower-rated securities, please see the "High Yield Securities" section of the Fund's prospectus.

     -NATIONWIDE MULTI SECTOR BOND FUND

     SUBADVISER: SALOMON BROTHERS ASSET MANAGEMENT, INC. WITH SALOMON BROTHERS ASSET MANAGEMENT LIMITED

     INVESTMENT OBJECTIVE: Primarily seeks a high level of current income. Capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing in a globally diverse portfolio of fixed-income investments and by giving the subadviser, Salomon Brothers Asset Management, Inc., broad discretion to deploy the Fund's assets among certain segments of the fixed-income market that the subadviser believes will best contribute to achievement of the Fund's investment objectives. The Fund reserves the right to invest predominantly in securities rated in medium or lower categories, or as determined by the subadviser to be of comparable quality, commonly referred to as "junk bonds." Although the subadviser has the ability to invest up to 100% of the Fund's assets in lower-rated securities, the subadviser does not anticipate investing in excess of 75% of the Fund's assets in such securities. The Subadviser has entered into a subadvisory agreement with its London based affiliate, Salomon Brothers Asset management Limited, pursuant to which the Subadviser has delegated to Salomon Brothers Asset Management Limited responsibility for management of the Fund's investments in non-dollar denominated debt securities and currency transactions.

     -NATIONWIDE SELECT ADVISERS MID CAP FUND

     SUBADVISERS: FIRST PACIFIC ADVISORS, INC., PILGRIM BAXTER & ASSOCIATES, LTD., AND RICE, HALL, JAMES & ASSOCIATES

     INVESTMENT OBJECTIVE: Capital appreciation by investing primarily in equity securities of medium-sized companies (market capitalization between $500 million and $7 billion); under normal market conditions, the Fund will invest in equity securities consisting of common stock, preferred stock and securities convertible into common stocks, including convertible preferred stock and convertible bonds. NAS has chosen the Fund's subadvisers because they utilize a number of different investment styles. In utilizing these different styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

     -NATIONWIDE SMALL CAP VALUE FUND

     SUBADVISER:  THE DREYFUS CORPORATION

     INVESTMENT OBJECTIVE: Capital appreciation through investment in a diversified portfolio of equity securities of companies with a median market capitalization of approximately $1 billion. Under normal market conditions, at least 75% of the Fund's total assets will be invested in equity securities of companies with market capitalizations at the time of purchase of between $200 million and $2.5 billion. The Fund will invest in equity securities of domestic and foreign issuers characterized as "value" companies according to criteria established by Dreyfus, the Fund's subadviser.

     -NATIONWIDE SMALL COMPANY FUND

     SUBADVISERS: DREYFUS CORPORATION, NEUBERGER & BERMAN, L.P., PICTET INTERNATIONAL MANAGEMENT LIMITED WITH VAN ECK ASSOCIATES CORPORATION, STRONG CAPITAL MANAGEMENT, INC. AND WARBURG PINCUS ASSET MANAGEMENT, INC.

     INVESTMENT OBJECTIVE: Long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. The subadvisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing different investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

     -NATIONWIDE STRATEGIC GROWTH FUND

     SUBADVISER:  STRONG CAPITAL MANAGEMENT INC.

     INVESTMENT OBJECTIVE: Capital growth by investing primarily in equity securities that the Fund's subadviser believes have above-average growth prospects. The Fund will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, and to a lesser extent, in companies in which significant further growth is not anticipated but
     whose market value is thought to be undervalued   Under normal market
     conditions, the Fund will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks, and securities convertible into common or preferred stocks, such as warrants and convertible bonds. The Fund may invest up to 35% of its total assets in debt obligations, including intermediate- to long-term corporate or U.S. Government debt securities.

     -NATIONWIDE STRATEGIC VALUE FUND

     SUBADVISER:  STRONG CAPITAL MANAGEMENT INC./SCHAFER CAPITAL MANAGEMENT INC.

     INVESTMENT OBJECTIVE: Primarily long-term capital appreciation; current income is a secondary objective. The Fund seeks to meet its objectives by investing in securities which are believed to offer the possibility of increase in value, primarily common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase in relation to investment value. Other than considered appropriate for cash reserves, the Fund will generally maintain a fully invested position in common stocks of publicly held companies, primarily in stocks of companies listed on a national securities exchange or other equity securities (common stock or securities convertible into common stock). Investments may also be made in debt securities which are convertible into common stocks and in warrants or other rights to purchase common stock, which in such case are considered equity securities by the Fund. Strong Capital Management, Inc. has subcontracted with Schafer Capital Management, Inc. to subadvise the Fund.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust ("N & B AMT") is an open-end, diversified management investment company consisting of several series. Shares of the series of N & B AMT are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context.

The Guardian, Partners and Mid-Cap Portfolios of N & B AMT invest all of their investable assets in a corresponding series of Advisers Managers Trust managed by Neuberger & Berman Management Incorporated ("N & B Management"). Each series then invests in securities in accordance with an investment objective, policies and limitations identical to those of the Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. (For more information regarding "master/feeder fund" structure, see "Special Information Regarding Organization, Capitalization, and Other Matters" in the underlying mutual fund prospectus.)The investment advisor is N & B Management.

     -AMT GUARDIAN PORTFOLIO

     INVESTMENT OBJECTIVE: Capital appreciation and secondarily, current income. The Portfolio and its corresponding series seek to achieve these objectives by investing in common stocks of long-established, high-quality companies. N & B Management uses a value-oriented investment approach in selecting securities, looking for low price-to-earnings ratios, strong balance sheets, solid management, and consistent earnings.

     -AMT MID-CAP GROWTH PORTFOLIO

     INVESTMENT OBJECTIVE: Capital appreciation by investing in equity securities of medium-sized companies that N & B Management believes have the potential for long-term, above-average capital appreciation. Medium-sized companies have market capitalizations form $300 million to $10 billion at the time of investment. The Portfolio and its corresponding series may invest up to 10% of its net assets, measured at the time of investment, in corporate debt securities that are below investment grade or, if unrated, deemed by N & B Management to be of comparable quality. Securities that are below investment grade, as well as unrated securities, are often considered to be speculative and usually entail greater risk. As part of the Portfolio's investment strategy, the Portfolio may invest up to 20% of its net assets in securities of issuers organized and doing business principally outside the United States. This limitation does not apply with respect to foreign securities that are denominated in U.S. dollars.

     -AMT PARTNERS PORTFOLIO

     INVESTMENT OBJECTIVE: Capital growth by investing in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and the company's track record through all parts of the market cycle.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

The Oppenheimer Variable Account Funds is an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold only to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

     -OPPENHEIMER CAPITAL APPRECIATION FUND

     INVESTMENT OBJECTIVE: Capital appreciation by investing in "growth-type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets, and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

     -OPPENHEIMER GROWTH & INCOME FUND

     INVESTMENT OBJECTIVE: High total return, which includes growth in the value of its shares as well as current income from equity and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation interests, asset backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

     -OPPENHEIMER GROWTH FUND

     INVESTMENT OBJECTIVE: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust ("Van Eck Trust") is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of various insurance companies to fund the benefits of variable insurance and annuity policies. The investment advisor and manager is Van Eck Associates Corporation.

     -WORLDWIDE EMERGING MARKETS FUND

     INVESTMENT OBJECTIVE: Long-term capital appreciation by investing in equity securities in emerging markets around the world. The Fund emphasizes primarily investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth. Peregrine Asset Management (Hong Kong) Limited serves as sub-investment advisor to this Fund.

     -WORLDWIDE HARD ASSETS FUND

     INVESTMENT OBJECTIVE: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber and industrial and precious metals. Income is a secondary consideration.

VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

The Van Kampen American Capital Life Investment Trust is an open-end, diversified management investment company organized as a Delaware business trust. Shares are offered in separate portfolios which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the investment adviser.

     -MORGAN STANLEY REAL ESTATE SECURITIES PORTFOLIO

     INVESTMENT OBJECTIVE: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits, from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Portfolio's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities.

WARBURG PINCUS TRUST

The Warburg Pincus Trust is an open-end, management investment company organized in March 1995 as a business trust under the laws of the Commonwealth of Massachusetts. It offers shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Portfolios are managed by Warburg Pincus Asset Management, Inc. ("Warburg")

     -GROWTH & INCOME PORTFOLIO

     INVESTMENT OBJECTIVE:    Long-term growth of capital and income by
     investing primarily in dividend-paying equity securities. Under normal market conditions, the Portfolio will invest substantially all of its assets in equity securities that Warburg considers to be relatively undervalued based upon research and analysis, taking into account factors such as price/earnings ratio, price/book ratio, price/cash flow ratio, earnings growth, debt/capital ratio and multiples of earnings of comparable securities. Although the Portfolio may hold securities of any size, it currently expects to focus on companies with market capitalizations of $1 billion or greater at the time of initial purchase.

     -INTERNATIONAL EQUITY PORTFOLIO

     INVESTMENT OBJECTIVE: Long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of Warburg have their principal business activities and interest outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

     -POST-VENTURE CAPITAL PORTFOLIO

     INVESTMENT OBJECTIVE: Long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities of "post-venture capital companies." A post-venture capital company is one that has received venture capital financing either: (a) during the early stages of the company's existence or the early stages of the development of a new product or service; or (b) as part of a restructuring or recapitalization of the company. The Portfolio may invest up to 10% of its assets in venture capital and other investment funds.


REINVESTMENT

The funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy (see "Allocation of Cash Value").

TRANSFERS

The Policy Owner may transfer amounts between the Fixed Account and the Sub-Accounts, without penalty or adjustment, subject to the following requirements. During any Policy Year, the Company reserves the right to restrict such transfers between the Fixed Account and the Sub-Accounts to one transfer per Policy Year.

The Company reserves the right to restrict the amount transferred from the Fixed Account to 20% of that portion of the Cash Value attributable to the Fixed Account as of the end of the previous Policy Year. Transfers out of the Fixed Account effected by dollar cost averaging are not subject to this restriction (see "Dollar Cost Averaging").

Transfers made to the Fixed Account may not be made either: (a) prior to the first Policy Anniversary; or (b) within 12 months subsequent to a prior transfer. The Company reserves the right to restrict the amount transferred to the Fixed Account to 20% of that portion of Cash Value attributable to the Sub-Accounts as of the close of business of the prior Valuation Period. The Company further reserves the right to refuse a transfer to the Fixed Account, in the event the Cash Value attributable to the Fixed Account should be greater than or equal to 30% of the Cash Value.

Transfers may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Policy Owner so elects, the Company will also permit the Policy Owner to utilize the telephone exchange privilege for exchanging amounts among Sub-Account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Policy Owner. The Company may determine to withdraw the telephone exchange privilege, upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a dollar cost averaging agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts (the Underlying Mutual Funds) on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or (2) the transfer or exchange instructions of individual Policy Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.

DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer funds from the Nationwide Separate Account Trust ("NSAT") Money Market Sub-Account, the NSAT Government Bond Fund, or the Fixed Account to any other Sub-Account within the Variable Account on a monthly basis or as frequently as otherwise authorized by the Company. This service is intended to allow the Policy Owner to utilize dollar cost averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that dollar cost averaging will result in a profit or protect against loss in a declining market. To qualify for dollar cost averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. Transfers for purposes of dollar cost averaging can only be made from the NSAT Money Market Sub-Account, the NSAT Government Bond Fund, or the Fixed Account. The minimum monthly dollar cost averaging transfer is $100. In addition, dollar cost averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the dollar cost averaging program is requested. Transfers out of the Fixed Account, other than for dollar cost averaging, may be subject to certain additional restrictions (see "Transfers" above). A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the NSAT Money Market Sub-Account, the NSAT Government Bond Fund, or the Fixed Account will be processed monthly until either the value in the NSAT Money Market Sub-Account, the NSAT Government Bond Fund, or the Fixed Account is completely depleted or the Policy Owner instructs the Company in writing to cancel the transfers.

The Company reserves the right to discontinue offering dollar cost averaging upon 30 days written notice to Policy Owners however, any such discontinuation would not affect dollar cost averaging programs already commenced. The Company currently does not assess a processing fee for this service, however, it reserves the right to do so in the future.


SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management, further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply only with respect to Cash Value allocated to the Sub-Accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the Underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940, or any regulation thereunder, should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each Sub-Account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the Net Asset Value of one share of that Underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

The Company will vote Underlying Mutual Fund shares in accordance with instructions received from the Policy Owners. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the Underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                         INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE


-Minimum Requirements for Issuance of a Policy

The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. At issue, the Policy Owner selects the initial Specified Amount and premium. The minimum Specified Amount is $50,000 ($100,000 in Pennsylvania and New Jersey) for non-preferred Policies and $100,000 for preferred Policies. Policies may be issued to Insureds who are 80 or younger at the time of issue. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include a medical examination.

-Premium Payments

The Initial Premium for a Policy is payable in full at the Company's Home Office or to an authorized agent. Upon payment of an initial premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of Initial Premium, and delivery of the policy while the Insured is still living.

Premiums, other than the Initial Premium, may be made at any time while the Policy is in force subject to the limits described below. During the Guaranteed Policy Continuation Period, the total premium payments, less any Policy Indebtedness, and less any partial surrenders, must be greater than or equal to the sum of the Minimum Monthly Premiums in order to guarantee the Policy remain in force. The Minimum Monthly Premium is shown in the Policy data page.

Each premium payment must be at least $50. Additional premium payments may be made at any time while the Policy is in force. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the Net Amount At Risk.

Also, the Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. The Company may also require that any existing Policy Indebtedness be repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract, may jeopardize the Policy's non-modified endowment status. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

ALLOCATION OF NET PREMIUM AND CASH VALUE

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%. At the time a Policy is issued, its Cash Value will be determined as if the Policy had been issued and the Initial Net Premium invested on the date such premium was received in good order by the Company.

In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), the Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Net Premiums not designated for the Fixed Account will be placed in the Nationwide Separate Account Trust Money Market Sub-Account. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at Net Asset Value for the respective Sub-Account(s). The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in the prospectus. Net Premiums allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary (see "Transfers" and "Investments of the Variable Account").

SHORT-TERM RIGHT TO CANCEL POLICY

A Policy may be returned for cancellation within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the amount prescribed by the state in which the Policy was issued within seven days after it receives the Policy. The amount of the refund will be either the premiums paid or the Cash Value less, Indebtedness. The scope of this right varies by state.

                                 POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 2.5% of such premium payment. On a current basis, the sales load in all Policy Years is 2.5% of premium paid up to the Target Premium plus 0.5% of premiums in excess of the Target Premium. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales Surrender Charge. The Target Premium is a premium level based upon a percentage of the Guideline Level Premium. The Target Premium is the level annual premium amount at which the sales load is reduced on a current basis.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company expects to pay an average state premium tax rate of approximately 2.25% of premiums for all states, although such tax rates range by state from 0% to 4%. To reimburse the Company for the payment of state premium taxes associated with the Policies, the Company deducts a charge for state premium taxes equal to 2.25% of all premium payments received. This charge may be more or less than the amount actually assessed by the state in which a particular Policy Owner lives. The 1.25% federal tax component is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code. The Company does not expect to make a profit from this charge.

SURRENDER CHARGES

The Company will deduct a Surrender Charge from the policy's Cash Value for any Policy surrendered during the first nine Policy Years. The maximum initial Surrender Charge varies by issue age, sex, Specified Amount and underwriting classification and is calculated based on the initial Specified Amount. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a standard basis (see Appendix 1 for specific examples).


                     Initial Specified Amount $50,000-$99,999

    Issue          Male            Female           Male             Female
     Age        Non-Tobacco     Non-Tobacco       Standard          Standard

     25           $7.773           $7.518          $8.369           $7.818
     35            8.817            8.396           9.811            8.889
     45           12.185           11.390          13.884           12.164
     55           15.628           13.995          18.410           15.106
     65           22.274           19.043          26.559           20.607


                       Initial Specified Amount $100,000+

    Issue          Male            Female           Male             Female
     Age        Non-Tobacco     Non-Tobacco       Standard          Standard

     25           $5.773           $5.518          $6.369           $5.818
     35            6.817            6.396           7.811            6.889
     45            9.685            8.890          11.384            9.664
     55           13.128           11.495          15.910           12.606
     65           21.274           18.043          25.559           19.607

The Surrender Charge is comprised of two components: an underwriting component and sales component. The underwriting component varies by issue age in the following manner:

                              Charge per $1,000 of
                            Initial Specified Amount

                   Issue        Specified Amounts    Specified Amounts
                    Age        less than $100,000    $100,000 or more

                    0-35             $6.00                $4.00
                   36-55              7.50                 5.00
                   56-80              7.50                 6.50


The underwriting component is designed to cover the administrative expenses associated with underwriting and issuing the Policy, including the costs of processing applications, conducting medical exams, determining insurability and the Insured's underwriting class, and establishing policy records. The Company does not expect to profit from the underwriting component. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Deductions from the Cash Value"). Additional premiums and/or income earned on assets in the Variable Account have no effect on these charges. The remainder of the Surrender Charge which is not attributable to the underwriting component represents the sales component. In no event will this component exceed 26 1/2% of the lesser of the SEC Guideline Level Premium required in the first year or the premiums actually paid in the first year. The purpose of the sales component is to reimburse the Company for some of the expenses incurred in the distribution of the Policies. The Company also deducts 3.5% of each premium for sales load (see "Deductions from Premiums").

Policies that are surrendered during the first nine Policy Years following an increase in the Specified Amount will incur a Surrender Charge associated with the increase. This Surrender Charge is comprised of an underwriting component and sales component. The maximum initial Surrender Charge associated with the increase is based on the Attained Age at the time of the increase, the underwriting classification of the increase, sex, and the amount of the increase in Specified Amount. The actual initial Surrender Charge associated with the increase is based upon the maximum initial Surrender Charge and the premium received within one year of the increase in Specified Amount.

Increases that are caused by a change in death benefit option (See "Changes in the Death Benefit Option") that preserve the Net Amount At Risk are not subject to a Surrender Charge. The Surrender Charge associated with the increase for Policy Years following the increase is a percentage of the initial Surrender Charge.

The following table illustrates the maximum initial Surrender Charge per $1,000 of Specified Amount increase for Policies increasing coverage on a standard basis.

         Issue          Male           Female           Male          Female
          Age        Non-Tobacco    Non-Tobacco       Standard       Standard

          25           $3.464          $3.311          $3.821         $3.491
          35            4.090           3.837           4.686          4.133
          45            5.811           5.334           6.830          5.798
          55            7.877           6.897           9.546          7.563
          65           12.764          10.826          15.335         11.764

-Reductions to Surrender Charges

The Surrender Charges are reduced in subsequent Policy Years in the following manner:

                         Surrender Charge                    Surrender Charge
          Completed     as a % of Initial    Completed      as a % of Initial
        Policy  Years   Surrender Charges   Policy Years    Surrender Charges

              0                100%               5                  60%
              1                100%               6                  50%
              2                 90%               7                  40%
              3                 80%               8                  30%
              4                 70%               9+                  0%

The renewal Surrender Charge is reduced by any partial Surrender Charge actually paid on previous decreases in Specified Amount.

For the Initial Specified Amount, a completed Policy Year (in the chart above) is measured from the Issue Date. For any increase in Specified Amount, a completed Policy Year (in the chart above) is measured from the effective date of the increase.

Special guaranteed maximum Surrender Charges apply in Pennsylvania (see Appendix 1).

Decreases in Specified Amount, requested by a Policy Owner, will incur a proportional Surrender Charge. This proportion is equal to the decrease in Specified Amount divided by the Specified Amount prior to the decrease. In the case of a Policy with prior increases, these fractional Surrender Charges will be calculated separately for the Initial Specified Amount and each increase in Specified Amount. For a Policy with prior increases in Specified Amounts, these decreases will be made on a LIFO (last in first out) basis and therefore decrease each segment in reverse order of its effective date.

Decreases in Specified Amount resulting from a partial surrender or a death benefit option change that preserves the Net Amount Risk will not incur a proportional Surrender Charge.


DEDUCTIONS FROM CASH VALUE

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

     -    monthly cost of insurance charges; plus

     -    monthly cost of any additional benefits provided by riders; plus

     -    monthly administrative expense charge; plus

     -    mortality and expense risk charge.

These deductions will be charged proportionately to the Cash Value in each Variable Account Sub-Account and the Fixed Account.

-Monthly Cost of Insurance

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the Net Amount At Risk.

If death benefit Option 1 or Option 3 is in effect and there have been increases in the Specified Amount, then the Cash Value shall first be considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the additional increases in Specified Amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates for Policies issued on Specified Amounts less than $100,000 are based on the 1980 Commissioners Extended Term Mortality Table, Age Last Birthday (1980 CET). Guaranteed cost of insurance rates for Policies issued on Specified Amounts $100,000 or more are based on the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate percentage multiples of the guaranteed cost of insurance rate on a standard basis. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the mortality tables are unisex.

For Policies issued in Texas on a standard basis ("Special Class - Standard" in Texas), guaranteed cost of insurance rates for Specified Amounts less than $100,000 are based on 130% of the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). For Policies issued in the state of Montana, the mortality tables are unisex.

The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks. The Company may also issue certain Policies on a "Non Medical" basis to certain categories of individuals. Due to the underwriting criteria established for Policies issued on a Non Medical basis, actual rates will be higher than the current cost of insurance rates being charged under Policies that are medically underwritten.

-Monthly Administrative Charge

The Company deducts a monthly administrative expense charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping, and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. Currently, this charge is $10 per month in the first year, $5 per month in renewal years. The Company may, at its sole discretion, increase this charge. However, the Company guarantees that this charge will never exceed $10 per month in the first year and $7.50 per month in renewal years.

-Mortality and Expense Risk Charge

The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of Policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.

To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a monthly basis from the Cash Value attributable to the Variable Account, a charge for assuming mortality and expense risks. This charge is equivalent to an annual effective rate of 0.60% of the first $25,000 of Cash Value attributable to the Variable Account, 0.30% of the next $225,000 of Cash Value attributable to the Variable Account, and 0.10% of Cash Value attributable to the Variable Account in excess of $250,000. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from this charge. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Surrender Charges").

The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts of the Variable Account (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

REDUCTION OF CHARGES

The Policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company reserves the right to reduce or eliminate the sales load, mortality and expense risk charges, Surrender Charge, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

Eligibility for and the amount of these reductions will be determined by a number of factors, including the number of Insureds, the total premium expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among individual Insureds, the purpose for which the Policies are being purchased, the expected persistency of individual Policies, and any other circumstances which, in the opinion of the Company, are rationally related to the expected reduction in expenses. The extent and nature of reductions may change from time to time. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to Policy Owners.

EXPENSES OF THE UNDERLYING MUTUAL FUNDS

Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:

                    UNDERLYING MUTUAL FUND ANNUAL EXPENSES(1)
                          (AFTER EXPENSE REIMBURSEMENT)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Management                      Total Mutual
                                                                                         Fees         Other Expenses   Fund Expenses
------------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. - American Century VP Income & Growth         0.70%             0.00%            0.70%
------------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. - American Century VP International           1.50%             0.00%            1.50%
------------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. - American Century VP Value                   1.00%             0.00%            1.00%
------------------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially Responsible Growth Fund, Inc.*                                      0.72%             0.24%            0.96%
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund, Inc.                                                           0.25%             0.05%            0.30%
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment Fund - Capital Appreciation Portfolio                        0.75%             0.09%            0.84%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund - Equity-Income Portfolio:  Service Class***                           0.51%             0.17%            0.68%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund - Growth Portfolio:  Service Class***                                  0.61%             0.18%            0.79%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund - High Income Portfolio:  Service Class***                             0.59%             0.22%            0.81%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund - Overseas Portfolio:  Service Class***                                0.76%             0.27%            1.03 %
------------------------------------------------------------------------------------------------------------------------------------


                                           27

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Fidelity VIP Fund II - Contrafund Portfolio:  Service Class***                           0.61%             0.23%            0.84%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund III - Growth Opportunities Portfolio:  Service Class***                0.61%             0.26%            0.87%
------------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc. - Emerging Markets Debt Portfolio                   0.80%             0.50%            1.30%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Capital Appreciation Fund                                                           0.65%             0.03%            0.68%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Government Bond Fund                                                                0.55%             0.02%            0.57%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Money Market Fund                                                                   0.45%             0.02%            0.47%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Small Company Fund                                                                  1.00%             0.10%            1.10%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Total Return Fund                                                                   0.65%             0.03%            0.68%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide Balanced Fund**                                                          0.75%             0.15%            0.90%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide Equity Income Fund**                                                     0.80%             0.15%            0.95%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide Global Equity Fund**                                                     1.00%             0.20%            1.20%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide High Income Bond Fund**                                                  0.80%             0.15%            0.95%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide Multi-Sector Bond Fund**                                                 0.75%             0.15%            0.90%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide Select Advisers Mid Cap Fund**                                           1.05%             0.15%            1.20%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide Small Cap Value Fund**                                                   0.97%             0.08%            1.05%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide Small Company Fund                                                       1.00%             0.10%            1.10%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide Strategic Growth Fund**                                                  0.90%             0.10%            1.00%
------------------------------------------------------------------------------------------------------------------------------------
NSAT Nationwide Strategic Value Fund                                                     0.90%             0.10%            1.00%
------------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT Guardian Portfolio**                                              0.55%             0.45%            1.00%
------------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT Mid-Cap Growth Portfolio**                                        0.55%             0.45%            1.00%
------------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT Partners Portfolio                                                0.84%             0.11%            0.95%
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund               0.72%             0.03%            0.75%
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds - Oppenheimer Growth Fund*                            0.75%             0.04%            0.79%
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds - Oppenheimer Growth & Income Fund                    0.75%             0.25%            1.00%
------------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund*                     1.00%             0.27%            1.27%
------------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund                           1.00%             0.11%            1.11%
------------------------------------------------------------------------------------------------------------------------------------
Van Kampen American Capital Life Investment Trust - Morgan Stanley Real Estate
 Securities Portfolio*                                                                   0.80%             0.30%            1.10%
------------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - Growth & Income Portfolio*, **                                    0.65%             0.35%            1.00%
------------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - International Equity Portfolio*                                   0.96%             0.40%            1.36%
------------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - Post-Venture Capital Portfolio*                                   0.62%             0.78%            1.40%
------------------------------------------------------------------------------------------------------------------------------------

(1) The Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against Variable Account assets or reductions from Cash Value. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's Net Asset Value, which is used to calculate the unit values of the Variable Account. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund. The information relating to the Underlying Mutual Fund expenses was provided by the Underlying Mutual Fund and was not independently verified by the Company. The management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

* The investment advisers for the indicated Underlying Mutual Funds have voluntarily agreed to reimburse a portion of the management fees and/or other operating expenses resulting in a reduction of the total expenses. Absent any such partial reimbursements, "Management Fees" and "Other Expenses" would have been 0.75% and 0.24% for The Dreyfus Socially Responsible Growth Fund; 0.75% and 0.06% for the Oppenheimer Variable Account Funds - Oppenheimer Growth Fund; 1.00% and 0.27% for the Van Kampen American Capital Life Investment Trust - Morgan Stanley Real Estate Securities Portfolio; 1.00% and 0.40% for the Warburg Pincus Trust - International Equity Portfolio; and 1.25% and 0.82% for the Warburg Pincus Trust - Post-Venture Capital Portfolio.

** The Advisers have agreed with the Trust to waive management fees or to reimburse expenses incurred by each fund to the extent necessary to limit the total expense ratio for each fund to a maximum rate calculated on the average net assets of each fund as follows: NSAT Nationwide Balanced Fund
     - 0.90%; NSAT Nationwide Equity Income Fund - 0.95%; NSAT Nationwide High Income Bond Fund - 0.95%; NSAT Nationwide Multi-Sector Bond Fund - 1.20%; NSAT Nationwide Select Advisers Mid Cap Fund - 1.20%; NSAT Nationwide Small Cap Value Fund - 1.20%; and NSAT Nationwide Strategic Growth Fund - 1.00%. In addition, the Advisers of the following Underlying Mutual Funds have agreed to waive management fees or to reimburse expenses incurred by each Underlying Mutual Fund to the extent necessary to limit the total expense ratio to a maximum rate calculated on average net assets as follows: Neuberger & Berman AMT-Guardian Portfolio - 1.00%; Neuberger
     & Berman AMT - Mid-Cap Growth Portfolio - 1.00%; and Warburg Pincus
     Trust - Growth & Income Portfolio - 1.00%.

*** The "Other Expenses" reflect the payment of 0.10% pursuant to a Rule 12b-1 Plan adopted by the underlying Mutual Funds.

The Underlying Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against the Variable Account or reductions in Cash Value. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's Net Asset Value, which is the share price used to calculate the Variable Account's unit value. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund.


                            HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, minus any Surrender Charge for decreases in Specified Amount, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the net investment factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The net investment factor for any Valuation Period is determined by dividing (a) by (b) where:

(a)  is the net of:

     (1) the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

     (2) the per share amount of any dividend or income distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period.

For Underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the net investment factor allows for the monthly reinvestment of these daily dividends.

The net investment factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. Currently, the Company does not maintain a tax reserve with respect to the Policies since income with respect to the Underlying Mutual Funds is not taxable to the Company or the Variable Account. The Company reserves the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income of other items become taxable to the Company.

VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their Net Asset Value.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each Sub-Account are determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. (For a description of the annual effective credited rates, see "The Fixed Account Option" and "Policy Loans.") Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current Net Asset Value of the Accumulation Units might be materially affected.

                        SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and the Company may require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchanges, or by a commercial bank or a savings and loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date, which may also include a Surrender Charge.

PARTIAL SURRENDERS

After the Policy has been in force for one year, the Policy Owner may request a partial surrender. When a partial surrender is made, the Cash Value will be reduced by the amount of the partial surrender. Further, the Specified Amount will be reduced by the amount necessary to prevent any increase to the Net Amount At Risk, unless the partial surrender is treated as a preferred partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

     1.   The minimum partial surrender is $200;

     2. The partial surrender may not reduce the Specified Amount below the Minimum Specified Amount;

     3. During the first ten Policy Years, the maximum amount of a partial surrender cannot exceed 10% of Cash Surrender Value as of the beginning of the Policy Year;

     4. After the completion of ten Policy Years, the maximum amount of a partial surrender is the Cash Surrender Value less the greater of $500 or three monthly deductions; and

     5. After the partial surrender, the Policy continues to qualify as life insurance.

-Preferred Partial Surrenders

A partial surrender is considered a preferred partial surrender if the following conditions are met: (1) such surrender occurs before the 15th Policy Anniversary; and (2) the surrender amount plus the amount of any previous preferred policy surrenders in that same Policy Year does not exceed 10% of the Cash Surrender Value as of the beginning of the Policy Year.

-Reduction of the Specified Amount

When a partial surrender is made, in addition to the Cash Value being reduced by the amount of the partial surrender, the Specified Amount may also be reduced, except for a preferred partial surrender. The reduction to the Specified Amount will be made in the following order: (1) against the most recent increase in the Specified Amount; (2) against the next most recent increases in the Specified Amount in succession; and (3) against the Specified Amount under the original application.

The Company reserves the right to deduct a fee from the partial surrender amount. The maximum fee is shown on the Policy data page. Certain partial surrenders may result in currently taxable income and tax penalties (see "Tax Matters").

The Company reserves the right to deduct a fee from the partial surrender amount. The maximum fee is $25.00. Certain partial surrenders may result in currently taxable income and tax penalties (see "Tax Matters").


MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The maturity proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided, (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value exceeds the employer's interest in the Policy. Participants should consult with the sponsor or the administrator of the Plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

                                  POLICY LOANS

TAKING A POLICY LOAN

The Policy Owner may take a Policy loan at any time using the Policy as security. Maximum Policy Indebtedness is limited to Cash Value attributable to both Fixed and Policy Loan Accounts, and 90% of the Cash Value of the Variable Account, less any Surrender Charges. The Company will not grant a loan for an amount less than $200. Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the death benefit, Cash Surrender Value or the maturity proceeds, respectively.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchanges, or by a commercial bank or a savings and loan which is a member of the Federal Deposit Insurance Corporation. Certain Policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Variable Sub-Account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-Accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

The annual effective loan interest rate charged on Policy loans is 3.9%.

On a current basis, the Cash Value in the Policy Loan Account is credited with an annual effective rate of 3% during Policy Years 1 through 10 and an annual effective rate of 3.9% during the 11th and subsequent Policy Years. The Company may change the current interest crediting rate on the policy loans at any time at its sole discretion. However, the crediting rate is guaranteed never to be lower than 3% during Policy Years 1 through 10 and 3.65% during the 11th and subsequent Policy Years. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under Federal tax law.

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.

Whenever the total Policy Indebtedness exceeds the Cash Value less any Surrender Charges, and if the Guaranteed Policy Continuation Period is not in effect, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the death benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the Indebtedness may be repaid at any time while the Policy is in force during the Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub-Accounts and the Fixed Account in proportion to the Policy Owner's Underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                          HOW THE DEATH BENEFIT VARIES

CALCULATION OF THE DEATH BENEFIT

At issue, the Policy Owner selects the Specified Amount and the death benefit option. At issue, the Policy Owner also irrevocably elects either of the following tests qualifying the policy as life insurance under Section 7702 of the Code: 1.) Guideline Premium/Cash Value Corridor Test or 2.) the Cash Value Accumulation Test.

While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.

The Policy Owner may choose one of three death benefit options.

Under OPTION 1, the death benefit will be the greater of the Specified Amount or Minimum Required Death Benefit. Under OPTION 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable, the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations.

Under OPTION 2, the death benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or Minimum Required Death Benefit and will vary directly with the investment performance.

Under OPTION 3, the death benefit is the greater of: the Minimum Required Death Benefit or the sum of the Specified Amount on the date of death and accumulated premium account which consists of all premium payments accumulated to date of death less partial surrenders accumulated to date of death. The accumulations will be calculated based on the OPTION 3 interest rate shown on the Policy data page. In no event will the accumulated premium account be less than zero or greater than the maximum accumulated premium account shown on the Policy data page. Once elected, OPTION 3 is irrevocable.

For any death benefit option, the calculation of the Minimum Required Death Benefit is shown on the Policy Data Page. The Minimum Required Death Benefit is the lowest death benefit which will qualify the Policy as life insurance under
Section 7702 of the Code. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Code where the Policy Owner has selected Guideline Premium/Cash Value Corridor Test.

PROCEEDS PAYABLE ON DEATH

The actual Death Proceeds payable on the Insured's death will be the death benefit as described above, less any Policy Indebtedness and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age or Sex", and "Suicide").

                  RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

The Policy Owner may exchange the Policy for a flexible premium adjustable life insurance policy offered by the Company on the Policy Date. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the Policy Date. No evidence of insurability will be required.

The Policy Owner and Beneficiary under the new policy will be the same as those under the exchanged Policy on the effective date of the exchange. The new policy will have a death benefit on the exchange date not more than the death benefit of the original Policy immediately prior to the exchange date. The new policy will have the same Policy Date and issue age as the original Policy. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any Indebtedness may be transferred to the new policy.

The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Policy Owner, the Company will pay the excess to the Policy Owner in cash. The exchange may be subject to federal income tax withholding (see "Income Tax Withholding").

                          CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy may be converted to a substantially comparable General Account life insurance policy offered by the Company on the life of the Insured. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.

            GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION

GRACE PERIOD

If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current monthly deduction, and the Guaranteed Policy Continuation Provision is not in effect, a grace period will be allowed for the payment of a premium of at least four times the current monthly deduction. The Company will send the Policy Owner a notice at the start of the grace period, at the address in the application or another address specified by the Policy Owner, stating the amount of premium required. The grace period will end 61 days after the day the notice is mailed. If sufficient premium is not received by the Company by the end of the grace period, the Policy will lapse without value. If Death Proceeds become payable during the grace period, the Company will pay the Death Proceeds.

GUARANTEED POLICY CONTINUATION PROVISION

This Policy will not lapse during the Guaranteed Policy Continuation Period provided that on each Monthly Anniversary Day (1) is greater than or equal to
(2) where:

     (1) Is the sum of all premiums paid to date minus any Indebtedness, and minus any partial surrenders; and

     (2) Is the sum of Minimum Monthly Premiums required since the Policy Date including the Minimum Monthly Premium for the current Monthly Anniversary Day.

The Guaranteed Policy Continuation Period is the lesser of 30 Policy Years or the number of Policy Years until the Insured reaches Attained Age 65. For Policies issued to ages greater than 55, the Guaranteed Policy Continuation Period is 10 Policy Years.

                                  REINSTATEMENT

If the grace period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

     1. submitting a written request at any time within 3 years after the end of the grace period and prior to the Maturity Date;

     2.   providing evidence of insurability satisfactory to the Company;

     3. paying sufficient premium to cover all Policy Charges that were due and unpaid during the grace period;

     4. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and

     5. paying or reinstating any Indebtedness against the Policy which existed at the end of the grace period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

     1.   the Cash Value at the end of the grace period; or

     2. the Surrender Charge for the Policy Year in which the Policy was reinstated.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the Underlying Mutual Fund allocation factors in effect at the start of the grace period.

                            THE FIXED ACCOUNT OPTION

Under exemptive and exclusionary provisions, interests in the Company's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest therein are subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the Company's General Account. The Company's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request, the Company will inform the Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                     CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Company's Home Office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

     1.   the request must be applied for in writing;

     2.   satisfactory evidence of insurability must be provided;

     3.   the increase must be for a minimum of $10,000;

     4. the Cash Surrender Value is sufficient to continue the Policy in force for at least 3 months; and

     5.   age limits are the same as for a new issue.

Any approved increase will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the supplemental application. The Company reserves the right to limit the number of Specified Amount increases to one each Policy Year.

SPECIFIED AMOUNT DECREASES

After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any approved decrease will be effective on the Monthly Anniversary Day on or next following the date the Company receives the request. Any such decrease shall reduce insurance in the following order:

     1.   against insurance provided by the most recent increase;

     2.   against the next most recent increases successively; and

     3.   against insurance provided under the original application.

The Company reserves the right to limit the number of Specified Amount decreases to one each Policy Year. The Company will refuse a request for a decrease which would:

     1.   reduce the Specified Amount to less than the Minimum Specified Amount;
          or

     2.   disqualify the Policy as a contract for life insurance.

CHANGES IN THE DEATH BENEFIT OPTION

After the first Policy Year, the Policy Owner may elect to change the death benefit option under the policy from either Option 1 to Option 2, or from Option 2 to Option 1. Initial elections to Option 3 are irrevocable. Accordingly, such changes to or from Option 3 are not permitted. Only one change of death benefit option is permitted per Policy Year. The effective date of such change will be the Monthly Anniversary Day following the date such change is approved by the Company.

In order for any such change in the death benefit option to become effective, the Cash Surrender Value, after such change, must be sufficient to keep the Policy in force for at least three months subsequent to said change.

The Company will adjust the Specified Amount such that the Net Amount At Risk remains constant before and after the death benefit option change. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Code where the Policy Owner has selected Guideline Premium/Cash Value Corridor Test.

                             OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent Policy Owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the Death Proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of the Insured has been misstated, the death benefit and Cash Value will be adjusted. The amount of the death benefit will be (1) multiplied by (2) and then the result added to (3), where:

     (1)  is the Net Amount At Risk at the time of the Insured's death;

     (2) is the ratio of the monthly cost of insurance applied in the policy month of death and the monthly cost of insurance that should have been applied at the true age and sex in the Policy month of death; and

     (3)  is the Cash Value at the time of the Insured's death.

The Cash Value will be adjusted to reflect the cost of insurance charges on the correct age and sex from the Policy Date.

SUICIDE

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness and less any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of the Company.

RIDERS

A rider may be added as an addition to the Policy.  Riders currently include:

     1.   Maturity Extension Endorsement;
     2.   Spouse Rider;
     3.   Child Rider;
     4.   Waiver of Monthly Deductions Rider;
     5.   Accidental Death Benefit Rider;
     6.   Additional Protection Rider;
     7.   Accelerated Death Benefit Rider; and
     8.   Change of Insured Rider.

Rider availability varies by state.

                              LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in ARIZONA GOVERNING COMMITTEE v. NORRIS that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of NORRIS on any employment related insurance or benefit program before purchasing this Policy.

                          DISTRIBUTION OF THE POLICIES


The Policies will be sold by licensed insurance agents in those states where the policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide DCVA-II, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VL Separate Account-C, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.

NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, which are open-end management investment companies.

Gross first year commissions plus any expense allowance payments paid by the Company on the sale of these Policies provided by the General Distributor will not exceed 90% of the Target Premium plus 3% of any excess premium payments. Gross renewal commissions in years 2 through 10 paid by the Company will not exceed 3% of actual premium payment, and will not exceed 2% in Policy Years 11 and thereafter.


                               CUSTODIAN OF ASSETS

The Company serves as the custodian of the assets of the Variable Account.



                                   TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums

(see "Information about the Policies"). The Code states that taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill or chronically ill individuals) are subject to federal income taxes in a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the Cash Value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled or the distribution is part of an annuity to the Policy Owner as defined in the Code. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are excludable from gross income.

The Policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non-modified endowment status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Policy Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the Internal Revenue Service have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

- Federal Estate and Generation-Skipping Transfer Taxes

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, an estate of less than $600,000 (inclusive of certain predeath gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the Insured dies, the death benefit will generally be included in the lnsured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policy Owner, such as the right to borrow on the Policy, or the right to name a new Beneficiary.

If the Policy Owner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if such Policy Owner transfers the Policy to someone two or more generations younger than the Policy Owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the Policy.

Similarly, if the Beneficiary is two or more generations younger than the Insured, the payment of the Death Proceeds at the death of the Insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Treasury Department, the Company may be required to withhold a portion of the Death Proceeds and pay them directly to the Internal Revenue Service as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the Policy Owner should consult with counsel and other competent advisors regarding these taxes,

- Non-Resident Aliens

Distributions to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the distribution and remit it to the Internal Revenue Service. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the Internal Revenue Service. In addition, for any distribution made after December 31, 1997, the NRA must obtain an individual Taxpayer Identification Number from the Internal Revenue Service, and furnish that number to the Company prior to the distribution. If the Company does not have the proper proof of citizenship or residency and (for Distributions after December 31, 1997) a proper individual Taxpayer Identification Number prior to any distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A payment may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if no Taxpayer Identification Number, or an incorrect Taxpayer Identification Number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the Internal Revenue Service, is general and is not intended as tax advice.

In the recent past, the Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the Policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, or Beneficiary or other person receiving any benefit or interest in or from the Policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Proceeds, or other distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively.
There is no way of predicting if, when, or to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.


                                   THE COMPANY

The life insurance business, including annuities, is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company serves as depositor for the Nationwide VL Separate Account-C, Nationwide VL Separate Account-B, Nationwide VL Separate Account-A, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, and the Nationwide VA Separate Account-C, each of which is a registered investment company.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.


                               COMPANY MANAGEMENT

The Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Financial Services, Inc. is the sole shareholder of Nationwide Life Insurance Company which is the sole shareholder of the Company.

DIRECTORS OF THE COMPANY

                    Director
     Name            Since    Principal Occupation

Lewis J. Alphin       1993    Farm Owner and Operator (1)

Keith W. Eckel        1996    Partner, Fred W. Eckel Sons; President, Eckel
                              Farms, Inc. (1)

Willard J. Engel      1994    General Manager Lyon County Co-Operative Oil
                              Company (1)

Fred C. Finney        1992    Owner and Operator, Moreland Fruit Farm; Operator,
                              Melrose Orchard (1)

Charles L.
 Fuellgraf, Jr. *+    1969    Chief Executive Officer, Fuellgraf Electric
                              Company. (1)

Joseph J. Gasper *+   1996    President and Chief Operating Officer, Nationwide
                              Life Insurance Company and Nationwide Life and
                              Annuity Insurance Company. (2)

Henry S. Holloway *+  1986    Farm Owner and Operator (1)

Dimon Richard
 McFerson *+          1988    Chairman and Chief Executive Officer, Nationwide
                              Insurance Enterprise (2)

David O. Miller *+    1985    President, Owen Potato Farm, Inc.; Partner, M&M
                              Enterprises (1)

C. Ray Noecker        1994    Owner and Operator, Noecker Farms (1)

James F. Patterson +  1989    Vice President, Pattersons, Inc. ;  President,
                              Patterson Farms, Inc. (1)

Arden L. Shisler *+   1984    President and Chief Executive Officer, K&B
                              Transport, Inc. (1)

Robert L. Stewart     1989    Owner and Operator, Sunnydale Farms and Mining (1)

Nancy C. Thomas *     1986    Farm Owner and Operator. (1)

Harold W. Weihl       1990    Farm Owner and Operator, Weihl Farms (1)


*Member, Executive Committee  +Member, Investment Committee

1)   Principal occupation for last five years.

2) Prior to assuming this current position, Messrs. McFerson and Gasper held other executive management positions with the companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.

Messrs. Holloway, McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment company. Mr. McFerson is trustee of Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY


NAME                          OFFICE HELD

Dimon Richard McFerson        Chairman and Chief Executive Officer-Nationwide
                              Insurance Enterprise

Joseph J. Gasper              President and Chief Operating Officer

Gordon E. McCutchan           Executive Vice President, Law and Corporate
                              Services and Secretary

Robert A. Oakley              Executive Vice President-Chief Financial Officer

Robert J. Woodward, Jr.       Executive Vice President-Chief Investment Officer

Susan A. Wolken               Senior Vice President - Life Company Operations

W. Sidney Druen               Senior Vice President and General Counsel

Harvey S. Galloway, Jr.       Senior Vice President and Chief Actuary

Richard A. Karas              Senior Vice President - Sales and Financial
                              Services

Mark R. Thresher              Vice President - Controller

Duane M. Campbell             Vice President - Treasurer

Dennis W. Click               Vice President - Secretary


Mr. Gasper is also President and Chief Operating Officer of Nationwide Life Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Thresher, who joined the Registrant in 1996. From 1988-1996, Mr. Thresher served as a partner in the accounting firm KPMG Peat Marwick LLP and lead partner for Nationwide Insurance Enterprise from 1993-1996.

                      OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.


                            REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner at the last known address of record, an annual statement showing the amount of the current death benefit, the Cash Value, Cash Surrender Value, premiums paid, monthly charges deducted since the last report, and the amounts invested in the Fixed Account, each Sub-Account, and any Policy Indebtedness.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the Investment Company Act of 1940.

In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                   ADVERTISING

The Company is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Policies. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                                LEGAL PROCEEDINGS

From time to time the Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. In February 1997, Nationwide Life was named as a defendant in a lawsuit filed in New York Supreme Court also related to the sale of whole life policies on a "vanishing premium" basis (JOHN H. SNYDER v. NATIONWIDE MUTUAL INSURANCE COMPANY, NATIONWIDE MUTUAL INSURANCE CO. AND NATIONWIDE LIFE INSURANCE CO.). The plaintiff in such lawsuit seeks to represent a national class of Nationwide Life policyholders and claims unspecified compensatory and punitive damages. This lawsuit is in an early stage and has not been certified as a class action. Nationwide Life intends to defend these cases vigorously. There can be no assurance that any future litigation relating to pricing and sales practices will not have a material adverse effect on the Company.

The General Distributor, Nationwide Advisory Services, Inc., is not engaged in any material litigation of any nature.


                                     EXPERTS

The financial statements have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.


                                 LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler, One Nationwide Plaza, Columbus, Ohio 43215. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                   APPENDIX 1

                                 ILLUSTRATION OF
                                SURRENDER CHARGES

Example 1: A female non-tobacco, age 45, purchases a Policy with a Specified Amount of $50,000 and a Scheduled Premium of $750. She now wishes to surrender the Policy during the first Policy Year. By using the initial Surrender Charge table reproduced below, (also see "Surrender Charges") the total Surrender Charge per thousand multiplied by the Specified Amount expressed in thousands equals the total Surrender Charge of $569.50 ($11.390 x 50=569.50).

Example 2: A male non-tobacco, age 35, purchases a Policy with a Specified Amount of $100,000 and a Scheduled Premium of $1100. He now wants to surrender the Policy in the sixth Policy Year. The total initial Surrender Charge is calculated using the method illustrated above. (Surrender Charge per 1000 6.817 x 100=681.70 maximum initial Surrender Charge). Because the fifth Policy Year has been completed, the maximum initial Surrender Charge is reduced by multiplying it by the applicable percentage factor from the "Reductions to Surrender Charges" table below. (Also see "Reductions to Surrender Charges"). In this case, $681.70 x 60%=$409.02.

Maximum Surrender Charge per $1,000 of initial Specified Amount for policies which are issued on a standard basis.

                     Initial Specified Amount $50,000-$99,999

--------------------------------------------------------------------------------
       ISSUE                 MALE          FEMALE          MALE          FEMALE
        AGE              NON-TOBACCO     NON-TOBACCO      STANDARD      STANDARD
--------------------------------------------------------------------------------
        25                  $7.773         $7.518         $8.369         $7.818
--------------------------------------------------------------------------------
        35                   8.817          8.396          9.811          8.889
--------------------------------------------------------------------------------
        45                  12.185         11.390         13.884         12.164
--------------------------------------------------------------------------------
        55                  15.628         13.995         18.410         15.106
--------------------------------------------------------------------------------
        65                  22.274         19.043         26.559         20.607
--------------------------------------------------------------------------------

                       Initial Specified Amount $100,000+

--------------------------------------------------------------------------------
       ISSUE                 MALE          FEMALE          MALE          FEMALE
        AGE              NON-TOBACCO     NON-TOBACCO      STANDARD      STANDARD
--------------------------------------------------------------------------------
        25                  $5.773         $5.518         $6.369         $5.818
--------------------------------------------------------------------------------
        35                   6.817          6.396          7.811          6.889
--------------------------------------------------------------------------------
        45                   9.685          8.890         11.384          9.664
--------------------------------------------------------------------------------
        55                  13.128         11.495         15.910         12.606
--------------------------------------------------------------------------------
        65                  21.274         18.043         25.559         19.607
--------------------------------------------------------------------------------

                        Reductions to Surrender Charges.

--------------------------------------------------------------------------------
                          SURRENDER CHARGE                 SURRENDER CHARGE
            COMPLETED    AS A % OF INITIAL   COMPLETED    AS A % OF INITIAL
           POLICY YEARS  SURRENDER CHARGES  POLICY YEARS  SURRENDER CHARGES
--------------------------------------------------------------------------------
                 0             100%              5              60%
--------------------------------------------------------------------------------
                 1             100%              6              50%
--------------------------------------------------------------------------------
                 2              90%              7              40%
--------------------------------------------------------------------------------
                 3              80%              8              30%
--------------------------------------------------------------------------------
                 4              70%              9+              0%
--------------------------------------------------------------------------------

The current Surrender Charges are the same for all states. However, in Pennsylvania the guaranteed maximum Surrender Charges are spread out over 14 years. The guaranteed maximum Surrender Charge in subsequent years in Pennsylvania is reduced in the following manner:


COMPLETED  SURRENDER CHARGE   COMPLETED    SURRENDER CHARGE    COMPLETED   SURRENDER CHARGE
 POLICY   AS A % OF INITIAL    POLICY     AS A % OF INITIAL     POLICY    AS A % OF INITIAL
  YEARS   SURRENDER CHARGES     YEARS    SURRENDER CHARGES       YEARS    SURRENDER CHARGES
    0           100%              5            60%                 10           20%
    1           100%              6            50%                 11           15%
    2            90%              7            40%                 12           10%
    3            80%              8            30%                 13            5%
    4            70%              9            25%                 14+           0%


The illustrations of current values in this prospectus are the same for Pennsylvania. However, the illustrations of guaranteed values in this prospectus do not reflect guaranteed maximum Surrender Charges which are spread out over 14 years. If this contract is issued in Pennsylvania, please contact the Home Office for an illustration.

The Company has no plans to change the current Surrender Charges.

                                   APPENDIX 2

                          ILLUSTRATIONS OF CASH VALUES,
                            CASH SURRENDER VALUES,
                              AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and death benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Policies would go into default, at which time additional premium payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional premium payments are made, no Cash Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or death benefit option.

The amounts shown for the Cash Value, Cash Surrender Value and death benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.65%. This effective rate is based on the average of the fund expenses for the preceding year for all mutual fund options available under the policy as of March 31, 1997.

Taking into account the Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.65%, 5.35% and 11.35%.

The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and death benefits than those illustrated.

The Cash Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Cash Value for any Policy surrendered in full during the first nine Policy Years.

The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, sex, smoking classification, rating classification and premium payment requested.


                                                        DEATH BENEFIT OPTION 1
                                          $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                                                      MALE: NON-TOBACCO: AGE 45

                                                           CURRENT VALUES

                           0% HYPOTHETICAL                        6% HYPOTHETICAL                      12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
       PREMIUMS
       PAID PLUS                 CASH                               CASH                                CASH
POLICY INTEREST     CASH         SURR      DEATH        CASH        SURR       DEATH       CASH         SURR         DEATH
YEAR    AT 5%       VALUE       VALUE     BENEFIT      VALUE        VALUE     BENEFIT      VALUE       VALUE        BENEFIT
 1        788         407           0      50,000         440           0      50,000         472           0       50,000
 2      1,614         857         283      50,000         949         376      50,000       1,046         472       50,000
 3      2,483       1,288         772      50,000       1,470         953      50,000       1,667       1,151       50,000
 4      3,394       1,702       1,243      50,000       2,003       1,544      50,000       2,343       1,884       50,000
 5      4,351       2,102       1,700      50,000       2,552       2,150      50,000       3,082       2,681       50,000
 6      5,357       2,486       2,142      50,000       3,118       2,774      50,000       3,891       3,547       50,000
 7      6,412       2,856       2,569      50,000       3,701       3,414      50,000       4,778       4,492       50,000
 8      7,520       3,211       2,981      50,000       4,301       4,071      50,000       5,752       5,522       50,000
 9      8,683       3,549       3,377      50,000       4,919       4,747      50,000       6,821       6,649       50,000
10      9,905       3,871       3,871      50,000       5,557       5,557      50,000       7,996       7,996       50,000
11     11,188       4,177       4,177      50,000       6,213       6,213      50,000       9,290       9,290       50,000
12     12,535       4,466       4,466      50,000       6,890       6,890      50,000      10,717      10,717       50,000
13     13,949       4,736       4,736      50,000       7,588       7,588      50,000      12,290      12,290       50,000
14     15,434       4,989       4,989      50,000       8,307       8,307      50,000      14,028      14,028       50,000
15     16,993       5,223       5,223      50,000       9,049       9,049      50,000      15,950      15,950       50,000
16     18,630       5,437       5,437      50,000       9,814       9,814      50,000      18,078      18,078       50,000
17     20,349       5,603       5,603      50,000      10,579      10,579      50,000      20,417      20,417       50,000
18     22,154       5,718       5,718      50,000      11,339      11,339      50,000      22,993      22,993       50,000
19     24,049       5,782       5,782      50,000      12,100      12,100      50,000      25,841      25,841       50,000
20     26,039       5,800       5,800      50,000      12,864      12,864      50,000      29,011      29,011       50,000
21     28,129       5,757       5,757      50,000      13,623      13,623      50,000      32,544      32,544       50,000
22     30,323       5,647       5,647      50,000      14,372      14,372      50,000      36,494      36,494       50,000
23     32,626       5,460       5,460      50,000      15,105      15,105      50,000      40,924      40,924       50,000
24     35,045       5,187       5,187      50,000      15,819      15,819      50,000      45,887      45,887       53,688
25     37,585       4,818       4,818      50,000      16,508      16,508      50,000      51,374      51,374       59,594
26     40,252       4,341       4,341      50,000      17,165      17,165      50,000      57,432      57,432       66,047
27     43,052       3,744       3,744      50,000      17,786      17,786      50,000      64,139      64,139       72,477
28     45,992       3,012       3,012      50,000      18,363      18,363      50,000      71,571      71,571       79,444
29     49,079       2,125       2,125      50,000      18,888      18,888      50,000      79,814      79,814       86,997
30     52,321       1,059       1,059      50,000      19,348      19,348      50,000      88,969      88,969       95,197


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
     POLICY YEAR AND $5 THEREAFTER.  CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4%
     ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)  NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE
     PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE
SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES
OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN
AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                        DEATH BENEFIT OPTION 1
                                          $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                                                      MALE: NON-TOBACCO: AGE 45


                                                            CURRENT VALUES

                           0% HYPOTHETICAL                        6% HYPOTHETICAL                      12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
       PREMIUMS
       PAID PLUS                 CASH                               CASH                                CASH
POLICY INTEREST     CASH         SURR      DEATH        CASH        SURR       DEATH       CASH         SURR         DEATH
YEAR    AT 5%       VALUE       VALUE     BENEFIT      VALUE        VALUE     BENEFIT      VALUE       VALUE        BENEFIT
 1      1,575         356           0      50,000         387           0      50,000         418           0       50,000
 2      3,229         721         147      50,000         806         232      50,000         895         321       50,000
 3      4,965       1,064         548      50,000       1,228         711      50,000       1,406         889       50,000
 4      6,788       1,385         926      50,000       1,650       1,191      50,000       1,951       1,492       50,000
 5      8,703       1,680       1,278      50,000       2,071       1,669      50,000       2,534       2,133       50,000
 6     10,713       1,948       1,604      50,000       2,489       2,145      50,000       3,157       2,813       50,000
 7     12,824       2,185       1,898      50,000       2,899       2,613      50,000       3,820       3,533       50,000
 8     15,040       2,388       2,159      50,000       3,299       3,069      50,000       4,525       4,296       50,000
 9     17,367       2,552       2,380      50,000       3,681       3,509      50,000       5,272       5,100       50,000
10     19,810       2,672       2,672      50,000       4,042       4,042      50,000       6,064       6,064       50,000
11     22,376       2,745       2,745      50,000       4,377       4,377      50,000       6,902       6,902       50,000
12     25,069       2,766       2,766      50,000       4,680       4,680      50,000       7,789       7,789       50,000
13     27,898       2,732       2,732      50,000       4,947       4,947      50,000       8,730       8,730       50,000
14     30,868       2,637       2,637      50,000       5,170       5,170      50,000       9,730       9,730       50,000
15     33,986       2,473       2,473      50,000       5,339       5,339      50,000      10,789      10,789       50,000
16     37,261       2,231       2,231      50,000       5,445       5,445      50,000      11,913      11,913       50,000
17     40,699       1,901       1,901      50,000       5,474       5,474      50,000      13,106      13,106       50,000
18     44,309       1,468       1,468      50,000       5,409       5,409      50,000      14,370      14,370       50,000
19     48,099         915         915      50,000       5,230       5,230      50,000      15,710      15,710       50,000
20     52,079         224         224      50,000       4,915       4,915      50,000      17,133      17,133       50,000
21     56,258        (*)         (*)         (*)        4,440       4,440      50,000      18,649      18,649       50,000
22     60,646        (*)         (*)         (*)        3,779       3,779      50,000      20,274      20,274       50,000
23     65,253        (*)         (*)         (*)        2,899       2,899      50,000      22,026      22,026       50,000
24     70,091        (*)         (*)         (*)        1,762       1,762      50,000      23,928      23,928       50,000
25     75,170        (*)         (*)         (*)          314         314      50,000      26,007      26,007       50,000
26     80,504        (*)         (*)         (*)         (*)         (*)         (*)       28,301      28,301       50,000
27     86,104        (*)         (*)         (*)         (*)         (*)         (*)       30,855      30,855       50,000
28     91,984        (*)         (*)         (*)         (*)         (*)         (*)       33,726      33,726       50,000
29     98,158        (*)         (*)         (*)         (*)         (*)         (*)       36,995      36,995       50,000
30    104,641        (*)         (*)         (*)         (*)         (*)         (*)       40,779      40,779       50,000


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
     POLICY YEAR AND $7.50 THEREAFTER.  GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)  NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES        AND DEDUCTIONS SHOWN
     IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE
SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES
OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN
AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
OR SUSTAINED OVER ANY PERIOD OF TIME.



                                                        DEATH BENEFIT OPTION 2
                                          $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                                                       MALE: NON-TOBACCO: AGE 45

                                                          CURRENT VALUES

                           0% HYPOTHETICAL                     6% HYPOTHETICAL                     12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
       PREMIUMS
       PAID PLUS                 CASH                               CASH                                CASH
POLICY INTEREST     CASH         SURR      DEATH        CASH        SURR       DEATH       CASH         SURR         DEATH
YEAR    AT 5%       VALUE       VALUE     BENEFIT      VALUE        VALUE     BENEFIT      VALUE       VALUE        BENEFIT
 1
 1        788         405           0      50,405         438           0      50,438         470           0       50,470
 2      1,614         851         278      50,851         943         369      50,943       1,039         465       51,039
 3      2,483       1,277         760      51,277       1,457         940      51,457       1,652       1,136       51,652
 4      3,394       1,683       1,224      51,683       1,980       1,521      51,980       2,316       1,857       52,316
 5      4,351       2,073       1,671      52,073       2,516       2,114      52,516       3,037       2,636       53,037
 6      5,357       2,445       2,101      52,445       3,064       2,720      53,064       3,823       3,478       53,823
 7      6,412       2,800       2,513      52,800       3,625       3,338      53,625       4,677       4,390       54,677
 8      7,520       3,137       2,908      53,137       4,198       3,968      54,198       5,608       5,379       55,608
 9      8,683       3,456       3,284      53,456       4,783       4,611      54,783       6,623       6,451       56,623
10      9,905       3,755       3,755      53,755       5,380       5,380      55,380       7,729       7,729       57,729
11     11,188       4,035       4,035      54,035       5,988       5,988      55,988       8,936       8,936       58,936
12     12,535       4,295       4,295      54,295       6,608       6,608      56,608      10,253      10,253       60,253
13     13,949       4,534       4,534      54,534       7,238       7,238      57,238      11,690      11,690       61,690
14     15,434       4,751       4,751      54,751       7,879       7,879      57,879      13,261      13,261       63,261
15     16,993       4,945       4,945      54,945       8,530       8,530      58,530      14,977      14,977       64,977
16     18,630       5,117       5,117      55,117       9,189       9,189      59,189      16,854      16,854       66,854
17     20,349       5,234       5,234      55,234       9,825       9,825      59,825      18,873      18,873       68,873
18     22,154       5,291       5,291      55,291      10,431      10,431      60,431      21,045      21,045       71,045
19     24,049       5,290       5,290      55,290      11,006      11,006      61,006      23,386      23,386       73,386
20     26,039       5,237       5,237      55,237      11,554      11,554      61,554      25,922      25,922       75,922
21     28,129       5,116       5,116      55,116      12,057      12,057      62,057      28,660      28,660       78,660
22     30,323       4,920       4,920      54,920      12,505      12,505      62,505      31,617      31,617       81,617
23     32,626       4,641       4,641      54,641      12,885      12,885      62,885      34,806      34,806       84,806
24     35,045       4,270       4,270      54,270      13,185      13,185      63,185      38,242      38,242       88,242
25     37,585       3,799       3,799      53,799      13,390      13,390      63,390      41,943      41,943       91,943
26     40,252       3,218       3,218      53,218      13,487      13,487      63,487      45,926      45,926       95,926
27     43,052       2,520       2,520      52,520      13,459      13,459      63,459      50,212      50,212      100,212
28     45,992       1,694       1,694      51,694      13,289      13,289      63,289      54,823      54,823      104,823
29     49,079         729         729      50,729      12,957      12,957      62,957      59,779      59,779      109,779
30     52,321        (*)         (*)         (*)       12,438      12,438      62,438      65,100      65,100      115,100


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
     POLICY YEAR AND $5 THEREAFTER.  CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4%
     ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)  NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE
     PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE
SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES
OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN
AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
OR SUSTAINED OVER ANY PERIOD OF TIME.



                                               DEATH BENEFIT OPTION 2
                                   $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                                             MALE: NON-TOBACCO: AGE 45

                                                  GUARANTEED VALUES

                         0% HYPOTHETICAL                       6% HYPOTHETICAL                    12% HYPOTHETICAL
                     GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1        788         353           0      50,353         384          0       50,384         415           0       50,415
 2      1,614         714         141      50,714         799        225       50,799         887         313       50,887
 3      2,483       1,051         535      51,051       1,212        696       51,212       1,388         872       51,388
 4      3,394       1,363         904      51,363       1,623      1,164       51,623       1,920       1,461       51,920
 5      4,351       1,647       1,245      51,647       2,029      1,628       52,029       2,483       2,081       52,483
 6      5,357       1,901       1,556      51,901       2,427      2,083       52,427       3,077       2,733       53,077
 7      6,412       2,121       1,834      52,121       2,812      2,525       52,812       3,702       3,415       53,702
 8      7,520       2,304       2,074      52,304       3,179      2,949       53,179       4,357       4,127       54,357
 9      8,683       2,443       2,271      52,443       3,521      3,349       53,521       5,037       4,865       55,037
10      9,905       2,536       2,536      52,536       3,832      3,832       53,832       5,742       5,742       55,742
11     11,188       2,578       2,578      52,578       4,107      4,107       54,107       6,468       6,468       56,468
12     12,535       2,564       2,564      52,564       4,338      4,338       54,338       7,213       7,213       57,213
13     13,949       2,492       2,492      52,492       4,519      4,519       54,519       7,975       7,975       57,975
14     15,434       2,357       2,357      52,357       4,642      4,642       54,642       8,750       8,750       58,750
15     16,993       2,150       2,150      52,150       4,696      4,696       54,696       9,529       9,529       59,529
16     18,630       1,865       1,865      51,865       4,669      4,669       54,669      10,304      10,304       60,304
17     20,349       1,493       1,493      51,493       4,547      4,547       54,547      11,065      11,065       61,065
18     22,154       1,020       1,020      51,020       4,311      4,311       54,311      11,796      11,796       61,796
19     24,049         435         435      50,435       3,941      3,941       53,941      12,478      12,478       62,478
20     26,039        (*)         (*)         (*)        3,418      3,418       53,418      13,092      13,092       63,092
21     28,129        (*)         (*)         (*)        2,720      2,720       52,720      13,616      13,616       63,616
22     30,323        (*)         (*)         (*)        1,827      1,827       51,827      14,028      14,028       64,028
23     32,626        (*)         (*)         (*)          717        717       50,717      14,304      14,304       64,304
24     35,045        (*)         (*)         (*)         (*)        (*)          (*)       14,413      14,413       64,413
25     37,585        (*)         (*)         (*)         (*)        (*)          (*)       14,316      14,316       64,316
26     40,252        (*)         (*)         (*)         (*)        (*)          (*)       13,960      13,960       63,960
27     43,052        (*)         (*)         (*)         (*)        (*)          (*)       13,282      13,282       63,282
28     45,992        (*)         (*)         (*)         (*)        (*)          (*)       12,201      12,201       62,201
29     49,079        (*)         (*)         (*)         (*)        (*)          (*)       10,631      10,631       60,631
30     52,321        (*)         (*)         (*)         (*)        (*)          (*)        8,477       8,477       58,477

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
     POLICY YEAR AND $7.50 THEREAFTER.  GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)  NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT
     RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.

                                                       DEATH BENEFIT OPTION 1
                                         $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                         CURRENT VALUES

                          0% HYPOTHETICAL                    6% HYPOTHETICAL                     12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR       DEATH         CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      1,575         592           0      50,000         642          0       50,000         693           0       50,000
 2      3,229       1,200         507      50,000       1,340        647       50,000       1,486         793       50,000
 3      4,965       1,784       1,160      50,000       2,054      1,430       50,000       2,347       1,724       50,000
 4      6,788       2,358       1,804      50,000       2,800      2,245       50,000       3,301       2,747       50,000
 5      8,703       2,923       2,438      50,000       3,580      3,095       50,000       4,358       3,873       50,000
 6     10,713       3,478       3,062      50,000       4,397      3,981       50,000       5,530       5,114       50,000
 7     12,824       4,023       3,676      50,000       5,253      4,906       50,000       6,831       6,485       50,000
 8     15,040       4,559       4,282      50,000       6,150      5,873       50,000       8,278       8,000       50,000
 9     17,367       5,085       4,878      50,000       7,090      6,882       50,000       9,886       9,678       50,000
10     19,810       5,603       5,603      50,000       8,077      8,077       50,000      11,677      11,677       50,000
11     22,376       6,111       6,111      50,000       9,113      9,113       50,000      13,671      13,671       50,000
12     25,069       6,523       6,523      50,000      10,120     10,120       50,000      15,821      15,821       50,000
13     27,898       6,852       6,852      50,000      11,109     11,109       50,000      18,162      18,162       50,000
14     30,868       7,108       7,108      50,000      12,092     12,092       50,000      20,736      20,736       50,000
15     33,986       7,283       7,283      50,000      13,065     13,065       50,000      23,574      23,574       50,000
16     37,261       7,328       7,328      50,000      13,987     13,987       50,000      26,694      26,694       50,000
17     40,699       7,242       7,242      50,000      14,861     14,861       50,000      30,163      30,163       50,000
18     44,309       7,009       7,009      50,000      15,678     15,678       50,000      34,044      34,044       50,000
19     48,099       6,626       6,626      50,000      16,439     16,439       50,000      38,425      38,425       50,000
20     52,079       6,096       6,096      50,000      17,152     17,152       50,000      43,412      43,412       50,000
21     56,258       5,386       5,386      50,000      17,799     17,799       50,000      49,122      49,122       51,578
22     60,646       4,467       4,467      50,000      18,365     18,365       50,000      55,487      55,487       58,261
23     65,253       3,303       3,303      50,000      18,831     18,831       50,000      62,518      62,518       65,644
24     70,091       1,850       1,850      50,000      19,178     19,178       50,000      70,282      70,282       73,796
25     75,170          56          56      50,000      19,379     19,379       50,000      78,850      78,850       82,792
26     80,504        (*)         (*)         (*)       19,415     19,415       50,000      88,302      88,302       92,717
27     86,104        (*)         (*)         (*)       19,251     19,251       50,000      98,722      98,722      103,658
28     91,984        (*)         (*)         (*)       18,846     18,846       50,000     110,204     110,204      115,714
29     98,158        (*)         (*)         (*)       18,142     18,142       50,000     122,847     122,847      128,989
30    104,641        (*)         (*)         (*)       17,059     17,059       50,000     136,757     136,757      143,594

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE
      EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER.  CURRENT VALUES REFLECT A 6% OF PREMIUM
      CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR
      ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
      AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


                                                     DEATH BENEFIT OPTION 1
                                         $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                       GUARANTEED VALUES

                          0% HYPOTHETICAL                      6% HYPOTHETICAL                    12% HYPOTHETICAL
                     GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR       DEATH         CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      1,575         470           0      50,000         516          0       50,000         563           0       50,000
 2      3,229         915         222      50,000       1,038        345       50,000       1,167         474       50,000
 3      4,965       1,303         680      50,000       1,533        909       50,000       1,784       1,160       50,000
 4      6,788       1,630       1,075      50,000       1,993      1,439       50,000       2,410       1,856       50,000
 5      8,703       1,887       1,402      50,000       2,411      1,926       50,000       3,039       2,554       50,000
 6     10,713       2,067       1,651      50,000       2,776      2,360       50,000       3,666       3,250       50,000
 7     12,824       2,162       1,815      50,000       3,078      2,731       50,000       4,284       3,937       50,000
 8     15,040       2,157       1,880      50,000       3,299      3,021       50,000       4,879       4,602       50,000
 9     17,367       2,040       1,832      50,000       3,421      3,213       50,000       5,439       5,231       50,000
10     19,810       1,794       1,794      50,000       3,425      3,425       50,000       5,949       5,949       50,000
11     22,376       1,404       1,404      50,000       3,290      3,290       50,000       6,393       6,393       50,000
12     25,069         853         853      50,000       2,993      2,993       50,000       6,753       6,753       50,000
13     27,898         124         124      50,000       2,505      2,505       50,000       7,009       7,009       50,000
14     30,868        (*)         (*)         (*)        1,793      1,793       50,000       7,134       7,134       50,000
15     33,986        (*)         (*)         (*)          811        811       50,000       7,089       7,089       50,000
16     37,261        (*)         (*)         (*)         (*)        (*)          (*)        6,823       6,823       50,000
17     40,699        (*)         (*)         (*)         (*)        (*)          (*)        6,265       6,265       50,000
18     44,309        (*)         (*)         (*)         (*)        (*)          (*)        5,319       5,319       50,000
19     48,099        (*)         (*)         (*)         (*)        (*)          (*)        3,863       3,863       50,000
20     52,079        (*)         (*)         (*)         (*)        (*)          (*)        1,742       1,742       50,000
21     56,258        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
22     60,646        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
23     65,253        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
24     70,091        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
25     75,170        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
26     80,504        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
27     86,104        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
28     91,984        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
29     98,158        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
30    104,641        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE
       EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER.  GUARANTEED VALUES REFLECT A 6% OF
       PREMIUM CHARGE ON ALL PREMIUMS.

(3)    NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
       AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.



                                                      DEATH BENEFIT OPTION 2
                                        $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                          CURRENT VALUES

                        0% HYPOTHETICAL                       6% HYPOTHETICAL                    12% HYPOTHETICAL
                     GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      1,575         585           0      50,585         635          0       50,635         685           0       50,685
 2      3,229       1,180         487      51,180       1,317        624       51,317       1,461         768       51,461
 3      4,965       1,744       1,121      51,744       2,008      1,384       52,008       2,294       1,671       52,294
 4      6,788       2,293       1,739      52,293       2,722      2,167       52,722       3,208       2,653       53,208
 5      8,703       2,827       2,342      52,827       3,460      2,975       53,460       4,208       3,723       54,208
 6     10,713       3,345       2,929      53,345       4,224      3,809       54,224       5,306       4,890       55,306
 7     12,824       3,848       3,501      53,848       5,015      4,669       55,015       6,511       6,164       56,511
 8     15,040       4,335       4,058      54,335       5,834      5,556       55,834       7,834       7,557       57,834
 9     17,367       4,807       4,600      54,807       6,681      6,473       56,681       9,287       9,079       59,287
10     19,810       5,264       5,264      55,264       7,558      7,558       57,558      10,885      10,885       60,885
11     22,376       5,706       5,706      55,706       8,466      8,466       58,466      12,642      12,642       62,642
12     25,069       6,033       6,033      56,033       9,305      9,305       59,305      14,470      14,470       64,470
13     27,898       6,259       6,259      56,259      10,082     10,082       60,082      16,387      16,387       66,387
14     30,868       6,394       6,394      56,394      10,805     10,805       60,805      18,416      18,416       68,416
15     33,986       6,432       6,432      56,432      11,464     11,464       61,464      20,558      20,558       70,558
16     37,261       6,314       6,314      56,314      11,993     11,993       61,993      22,762      22,762       72,762
17     40,699       6,045       6,045      56,045      12,389     12,389       62,389      25,036      25,036       75,036
18     44,309       5,607       5,607      55,607      12,626     12,626       62,626      27,376      27,376       77,376
19     48,099       5,006       5,006      55,006      12,700     12,700       62,700      29,790      29,790       79,790
20     52,079       4,251       4,251      54,251      12,611     12,611       62,611      32,299      32,299       82,299
21     56,258       3,318       3,318      53,318      12,324     12,324       62,324      34,881      34,881       84,881
22     60,646       2,186       2,186      52,186      11,807     11,807       61,807      37,522      37,522       87,522
23     65,253         834         834      50,834      11,024     11,024       61,024      40,203      40,203       90,203
24     70,091        (*)         (*)         (*)        9,937      9,937       59,937      42,901      42,901       92,901
25     75,170        (*)         (*)         (*)        8,506      8,506       58,506      45,593      45,593       95,593
26     80,504        (*)         (*)         (*)        6,703      6,703       56,703      48,264      48,264       98,264
27     86,104        (*)         (*)         (*)        4,487      4,487       54,487      50,888      50,888      100,888
28     91,984        (*)         (*)         (*)        1,816      1,816       51,816      53,437      53,437      103,437
29     98,158        (*)         (*)         (*)         (*)        (*)          (*)       55,867      55,867      105,867
30    104,641        (*)         (*)         (*)         (*)        (*)          (*)       58,124      58,124      108,124

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE
      EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER.  CURRENT VALUES REFLECT A 6% OF PREMIUM
      CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR
      ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
      AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


                                                     DEATH BENEFIT OPTION 2
                                        $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                        GUARANTEED VALUES

                          0% HYPOTHETICAL                      6% HYPOTHETICAL                    12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      1,575         461           0      50,461         507          0       50,507         553           0       50,553
 2      3,229         891         198      50,891       1,012        319       51,012       1,138         445       51,138
 3      4,965       1,258         634      51,258       1,480        856       51,480       1,724       1,100       51,724
 4      6,788       1,556       1,001      51,556       1,904      1,349       51,904       2,302       1,748       52,302
 5      8,703       1,777       1,292      51,777       2,272      1,787       52,272       2,865       2,380       52,865
 6     10,713       1,914       1,498      51,914       2,574      2,158       52,574       3,401       2,985       53,401
 7     12,824       1,959       1,612      51,959       2,796      2,450       52,796       3,898       3,551       53,898
 8     15,040       1,898       1,621      51,898       2,921      2,644       52,921       4,335       4,058       54,335
 9     17,367       1,720       1,512      51,720       2,929      2,721       52,929       4,694       4,486       54,694
10     19,810       1,412       1,412      51,412       2,801      2,801       52,801       4,949       4,949       54,949
11     22,376         962         962      50,962       2,517      2,517       52,517       5,077       5,077       55,077
12     25,069         360         360      50,360       2,058      2,058       52,058       5,051       5,051       55,051
13     27,898        (*)         (*)         (*)        1,402      1,402       51,402       4,842       4,842       54,842
14     30,868        (*)         (*)         (*)          524        524       50,524       4,415       4,415       54,415
15     33,986        (*)         (*)         (*)         (*)        (*)          (*)        3,725       3,725       53,725
16     37,261        (*)         (*)         (*)         (*)        (*)          (*)        2,713       2,713       52,713
17     40,699        (*)         (*)         (*)         (*)        (*)          (*)        1,308       1,308       51,308
18     44,309        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
19     48,099        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
20     52,079        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
21     56,258        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
22     60,646        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
23     65,253        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
24     70,091        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
25     75,170        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
26     80,504        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
27     86,104        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
28     91,984        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
29     98,158        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
30    104,641        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE
       EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER.  GUARANTEED VALUES REFLECT A 6% OF
       PREMIUM CHARGE ON ALL PREMIUMS.

(3)    NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
       AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


                                                     DEATH BENEFIT OPTION 1
                                      $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                                                  MALE: NON-TOBACCO: AGE 45

                                                        CURRENT VALUES

                           0% HYPOTHETICAL                    6% HYPOTHETICAL                    12% HYPOTHETICAL
                       GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      1,575         934          37     100,000       1,003        106      100,000       1,072         175      100,000
 2      3,229       1,904       1,006     100,000       2,102      1,205      100,000       2,309       1,412      100,000
 3      4,965       2,848       2,040     100,000       3,239      2,431      100,000       3,664       2,856      100,000
 4      6,788       3,766       3,048     100,000       4,416      3,698      100,000       5,150       4,432      100,000
 5      8,703       4,658       4,030     100,000       5,634      5,006      100,000       6,781       6,153      100,000
 6     10,713       5,524       4,986     100,000       6,896      6,357      100,000       8,574       8,035      100,000
 7     12,824       6,364       5,915     100,000       8,202      7,754      100,000      10,545      10,096      100,000
 8     15,040       7,176       6,817     100,000       9,556      9,197      100,000      12,715      12,356      100,000
 9     17,367       7,961       7,692     100,000      10,958     10,689      100,000      15,105      14,836      100,000
10     19,810       8,718       8,718     100,000      12,412     12,412      100,000      17,742      17,742      100,000
11     22,376       9,447       9,447     100,000      13,919     13,919      100,000      20,652      20,652      100,000
12     25,069      10,147      10,147     100,000      15,482     15,482      100,000      23,866      23,866      100,000
13     27,898      10,817      10,817     100,000      17,104     17,104      100,000      27,424      27,424      100,000
14     30,868      11,457      11,457     100,000      18,788     18,788      100,000      31,374      31,374      100,000
15     33,986      12,026      12,026     100,000      20,499     20,499      100,000      35,731      35,731      100,000
16     37,261      12,508      12,508     100,000      22,224     22,224      100,000      40,535      40,535      100,000
17     40,699      12,895      12,895     100,000      23,962     23,962      100,000      45,845      45,845      100,000
18     44,309      13,180      13,180     100,000      25,709     25,709      100,000      51,726      51,726      100,000
19     48,099      13,367      13,367     100,000      27,477     27,477      100,000      58,265      58,265      100,000
20     52,079      13,474      13,474     100,000      29,288     29,288      100,000      65,566      65,566      100,000
21     56,258      13,455      13,455     100,000      31,108     31,108      100,000      73,721      73,721      100,000
22     60,646      13,309      13,309     100,000      32,942     32,942      100,000      82,861      82,861      100,000
23     65,253      13,019      13,019     100,000      34,785     34,785      100,000      93,064      93,064      109,815
24     70,091      12,570      12,570     100,000      36,633     36,633      100,000     104,335     104,335      122,072
25     75,170      11,941      11,941     100,000      38,481     38,481      100,000     116,784     116,784      135,469
26     80,504      11,112      11,112     100,000      40,325     40,325      100,000     130,533     130,533      150,113
27     86,104      10,063      10,063     100,000      42,162     42,162      100,000     145,756     145,756      164,704
28     91,984       8,765       8,765     100,000      43,990     43,990      100,000     162,626     162,626      180,514
29     98,158       7,187       7,187     100,000      45,802     45,802      100,000     181,339     181,339      197,660
30    104,641       5,284       5,284     100,000      47,593     47,593      100,000     202,124     202,124      216,273

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE
       EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER.  CURRENT VALUES REFLECT A 6% OF PREMIUM
       CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR
       ANY SINGLE POLICY YEAR.

(3)    NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
       AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


                                                      DEATH BENEFIT OPTION 1
                                        $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                                                     MALE: NON-TOBACCO: AGE 45

                                                        GUARANTEED VALUES

                          0% HYPOTHETICAL                    6% HYPOTHETICAL                    12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      1,575         934          36     100,000       1,003        105      100,000       1,072         174      100,000
 2      3,229       1,862         964     100,000       2,059      1,161      100,000       2,265       1,367      100,000
 3      4,965       2,753       1,945     100,000       3,139      2,331      100,000       3,558       2,750      100,000
 4      6,788       3,605       2,887     100,000       4,241      3,523      100,000       4,961       4,243      100,000
 5      8,703       4,415       3,787     100,000       5,365      4,737      100,000       6,484       5,856      100,000
 6     10,713       5,181       4,642     100,000       6,508      5,970      100,000       8,137       7,598      100,000
 7     12,824       5,897       5,448     100,000       7,666      7,217      100,000       9,929       9,480      100,000
 8     15,040       6,557       6,198     100,000       8,834      8,475      100,000      11,871      11,512      100,000
 9     17,367       7,156       6,887     100,000      10,007      9,737      100,000      13,976      13,707      100,000
10     19,810       7,688       7,688     100,000      11,179     11,179      100,000      16,258      16,258      100,000
11     22,376       8,147       8,147     100,000      12,346     12,346      100,000      18,734      18,734      100,000
12     25,069       8,527       8,527     100,000      13,503     13,503      100,000      21,424      21,424      100,000
13     27,898       8,825       8,825     100,000      14,645     14,645      100,000      24,353      24,353      100,000
14     30,868       9,032       9,032     100,000      15,767     15,767      100,000      27,554      27,554      100,000
15     33,986       9,137       9,137     100,000      16,859     16,859      100,000      31,059      31,059      100,000
16     37,261       9,129       9,129     100,000      17,909     17,909      100,000      34,907      34,907      100,000
17     40,699       8,996       8,996     100,000      18,907     18,907      100,000      39,141      39,141      100,000
18     44,309       8,716       8,716     100,000      19,834     19,834      100,000      43,808      43,808      100,000
19     48,099       8,269       8,269     100,000      20,671     20,671      100,000      48,967      48,967      100,000
20     52,079       7,633       7,633     100,000      21,399     21,399      100,000      54,693      54,693      100,000
21     56,258       6,786       6,786     100,000      21,997     21,997      100,000      61,075      61,075      100,000
22     60,646       5,705       5,705     100,000      22,444     22,444      100,000      68,226      68,226      100,000
23     65,253       4,364       4,364     100,000      22,716     22,716      100,000      76,282      76,282      100,000
24     70,091       2,729       2,729     100,000      22,784     22,784      100,000      85,412      85,412      100,000
25     75,170         757         757     100,000      22,607     22,607      100,000      95,635      95,635      110,936
26     80,504        (*)         (*)         (*)       22,129     22,129      100,000     106,895     106,895      122,929
27     86,104        (*)         (*)         (*)       21,278     21,278      100,000     119,342     119,342      134,857
28     91,984        (*)         (*)         (*)       19,961     19,961      100,000     133,119     133,119      147,762
29     98,158        (*)         (*)         (*)       18,065     18,065      100,000     148,390     148,390      161,745
30    104,641        (*)         (*)         (*)       15,459     15,459      100,000     165,355     165,355      176,930

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE
       EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER.  GUARANTEED VALUES REFLECT A 6% OF
       PREMIUM CHARGE ON ALL PREMIUMS.

(3)    NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
       AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY  OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


                                                       DEATH BENEFIT OPTION 2
                                          $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                                                     MALE: NON-TOBACCO: AGE 45

                                                         CURRENT VALUES

                          0% HYPOTHETICAL                    6% HYPOTHETICAL                    12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      1,575         930          33     100,930         999        101      100,999       1,068         170      101,068
 2      3,229       1,892         994     101,892       2,089      1,192      102,089       2,295       1,397      102,295
 3      4,965       2,824       2,017     102,824       3,212      2,405      103,212       3,634       2,826      103,634
 4      6,788       3,727       3,009     103,727       4,370      3,652      104,370       5,095       4,377      105,095
 5      8,703       4,599       3,971     104,599       5,561      4,933      105,561       6,691       6,063      106,691
 6     10,713       5,441       4,902     105,441       6,788      6,249      106,788       8,435       7,897      108,435
 7     12,824       6,251       5,802     106,251       8,051      7,602      108,051      10,342       9,893      110,342
 8     15,040       7,029       6,670     107,029       9,350      8,991      109,350      12,428      12,069      112,428
 9     17,367       7,774       7,505     107,774      10,686     10,417      110,686      14,711      14,442      114,711
10     19,810       8,486       8,486     108,486      12,060     12,060      112,060      17,210      17,210      117,210
11     22,376       9,164       9,164     109,164      13,472     13,472      113,472      19,948      19,948      119,948
12     25,069       9,807       9,807     109,807      14,922     14,922      114,922      22,947      22,947      122,947
13     27,898      10,413      10,413     110,413      16,412     16,412      116,412      26,237      26,237      126,237
14     30,868      10,983      10,983     110,983      17,942     17,942      117,942      29,855      29,855      129,855
15     33,986      11,470      11,470     111,470      19,464     19,464      119,464      33,787      33,787      133,787
16     37,261      11,853      11,853     111,853      20,958     20,958      120,958      38,046      38,046      138,046
17     40,699      12,126      12,126     112,126      22,412     22,412      122,412      42,659      42,659      142,659
18     44,309      12,279      12,279     112,279      23,814     23,814      123,814      47,652      47,652      147,652
19     48,099      12,316      12,316     112,316      25,165     25,165      125,165      53,071      53,071      153,071
20     52,079      12,261      12,261     112,261      26,489     26,489      126,489      58,985      58,985      158,985
21     56,258      12,061      12,061     112,061      27,728     27,728      127,728      65,391      65,391      165,391
22     60,646      11,716      11,716     111,716      28,876     28,876      128,876      72,340      72,340      172,340
23     65,253      11,210      11,210     111,210      29,912     29,912      129,912      79,875      79,875      179,875
24     70,091      10,529      10,529     110,529      30,811     30,811      130,811      88,040      88,040      188,040
25     75,170       9,655       9,655     109,655      31,548     31,548      131,548      96,885      96,885      196,885
26     80,504       8,572       8,572     108,572      32,094     32,094      132,094     106,464     106,464      206,464
27     86,104       7,265       7,265     107,265      32,423     32,423      132,423     116,838     116,838      216,838
28     91,984       5,717       5,717     105,717      32,502     32,502      132,502     128,074     128,074      228,074
29     98,158       3,906       3,906     103,906      32,293     32,293      132,293     140,238     140,238      240,238
30    104,641       1,804       1,804     101,804      31,750     31,750      131,750     153,401     153,401      253,401

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE
      EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER.  CURRENT VALUES REFLECT A 6% OF PREMIUM
      CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR
      ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
      AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


                                                       DEATH BENEFIT OPTION 2
                                         $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                                                      MALE: NON-TOBACCO: AGE 45

                                                        GUARANTEED VALUES

                          0% HYPOTHETICAL                    6% HYPOTHETICAL                    12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      1,575         930          32     100,930         998        101      100,998       1,067         170      101,067
 2      3,229       1,850         953     101,850       2,046      1,148      102,046       2,250       1,353      102,250
 3      4,965       2,729       1,921     102,729       3,111      2,304      103,111       3,527       2,719      103,527
 4      6,788       3,564       2,846     103,564       4,193      3,475      104,193       4,904       4,186      104,904
 5      8,703       4,353       3,725     104,353       5,288      4,660      105,288       6,388       5,760      106,388
 6     10,713       5,091       4,553     105,091       6,392      5,853      106,392       7,987       7,449      107,987
 7     12,824       5,773       5,324     105,773       7,499      7,051      107,499       9,706       9,257      109,706
 8     15,040       6,393       6,034     106,393       8,603      8,244      108,603      11,550      11,191      111,550
 9     17,367       6,943       6,674     106,943       9,695      9,425      109,695      13,523      13,254      113,523
10     19,810       7,417       7,417     107,417      10,766     10,766      110,766      15,632      15,632      115,632
11     22,376       7,808       7,808     107,808      11,808     11,808      111,808      17,884      17,884      117,884
12     25,069       8,110       8,110     108,110      12,812     12,812      112,812      20,284      20,284      120,284
13     27,898       8,320       8,320     108,320      13,771     13,771      113,771      22,845      22,845      122,845
14     30,868       8,427       8,427     108,427      14,672     14,672      114,672      25,572      25,572      125,572
15     33,986       8,421       8,421     108,421      15,501     15,501      115,501      28,478      28,478      128,478
16     37,261       8,292       8,292     108,292      16,240     16,240      116,240      31,569      31,569      131,569
17     40,699       8,024       8,024     108,024      16,870     16,870      116,870      34,850      34,850      134,850
18     44,309       7,600       7,600     107,600      17,364     17,364      117,364      38,320      38,320      138,320
19     48,099       6,999       6,999     106,999      17,693     17,693      117,693      41,975      41,975      141,975
20     52,079       6,203       6,203     106,203      17,830     17,830      117,830      45,816      45,816      145,816
21     56,258       5,195       5,195     105,195      17,743     17,743      117,743      49,840      49,840      149,840
22     60,646       3,959       3,959     103,959      17,404     17,404      117,404      54,048      54,048      154,048
23     65,253       2,480       2,480     102,480      16,783     16,783      116,783      58,442      58,442      158,442
24     70,091         737         737     100,737      15,841     15,841      115,841      63,016      63,016      163,016
25     75,170        (*)         (*)         (*)       14,532     14,532      114,532      67,757      67,757      167,757
26     80,504        (*)         (*)         (*)       12,796     12,796      112,796      72,639      72,639      172,639
27     86,104        (*)         (*)         (*)       10,557     10,557      110,557      77,621      77,621      177,621
28     91,984        (*)         (*)         (*)        7,728      7,728      107,728      82,647      82,647      182,647
29     98,158        (*)         (*)         (*)        4,212      4,212      104,212      87,651      87,651      187,651
30    104,641        (*)         (*)         (*)         (*)        (*)          (*)       92,572      92,572      192,572

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE
       EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER.  GUARANTEED VALUES REFLECT A 6% OF
       PREMIUM CHARGE ON ALL PREMIUMS.

(3)    NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
       AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


                                                       DEATH BENEFIT OPTION 1
                                         $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                                                      MALE: NON-TOBACCO: AGE 55

                                                          CURRENT VALUES

                          0% HYPOTHETICAL                    6% HYPOTHETICAL                    12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      2,625       1,409         246     100,000       1,519        357      100,000       1,630         467      100,000
 2      5,381       2,852       1,690     100,000       3,165      2,002      100,000       3,492       2,329      100,000
 3      8,275       4,271       3,225     100,000       4,883      3,837      100,000       5,548       4,502      100,000
 4     11,314       5,666       4,736     100,000       6,678      5,748      100,000       7,823       6,893      100,000
 5     14,505       7,036       6,222     100,000       8,553      7,740      100,000      10,341       9,527      100,000
 6     17,855       8,382       7,685     100,000      10,515      9,818      100,000      13,132      12,435      100,000
 7     21,373       9,704       9,123     100,000      12,568     11,987      100,000      16,228      15,647      100,000
 8     25,066      11,003      10,538     100,000      14,718     14,253      100,000      19,666      19,201      100,000
 9     28,945      12,278      11,929     100,000      16,971     16,622      100,000      23,487      23,138      100,000
10     33,017      13,529      13,529     100,000      19,334     19,334      100,000      27,741      27,741      100,000
11     37,293      14,758      14,758     100,000      21,813     21,813      100,000      32,492      32,492      100,000
12     41,782      15,810      15,810     100,000      24,272     24,272      100,000      37,675      37,675      100,000
13     46,497      16,706      16,706     100,000      26,740     26,740      100,000      43,380      43,380      100,000
14     51,446      17,465      17,465     100,000      29,246     29,246      100,000      49,705      49,705      100,000
15     56,644      18,075      18,075     100,000      31,786     31,786      100,000      56,743      56,743      100,000
16     62,101      18,441      18,441     100,000      34,292     34,292      100,000      64,565      64,565      100,000
17     67,831      18,562      18,562     100,000      36,777     36,777      100,000      73,327      73,327      100,000
18     73,848      18,409      18,409     100,000      39,234     39,234      100,000      83,206      83,206      100,000
19     80,165      17,976      17,976     100,000      41,676     41,676      100,000      94,422      94,422      102,920
20     86,798      17,269      17,269     100,000      44,131     44,131      100,000     106,964     106,964      114,452
21     93,763      16,232      16,232     100,000      46,586     46,586      100,000     120,906     120,906      126,951
22    101,076      14,811      14,811     100,000      49,036     49,036      100,000     136,314     136,314      143,130
23    108,755      12,939      12,939     100,000      51,477     51,477      100,000     153,337     153,337      161,004
24    116,818      10,538      10,538     100,000      53,908     53,908      100,000     172,134     172,134      180,740
25    125,284       7,512       7,512     100,000      56,331     56,331      100,000     192,877     192,877      202,521
26    134,173       3,781       3,781     100,000      58,766     58,766      100,000     215,759     215,759      226,547
27    143,506        (*)         (*)         (*)       61,227     61,227      100,000     240,987     240,987      253,037
28    153,307        (*)         (*)         (*)       63,732     63,732      100,000     268,798     268,798      282,238
29    163,597        (*)         (*)         (*)       66,301     66,301      100,000     299,478     299,478      314,452
30    174,402        (*)         (*)         (*)       68,958     68,958      100,000     333,301     333,301      349,966

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE
       EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER.  CURRENT VALUES REFLECT A 6% OF PREMIUM
       CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR
       ANY SINGLE POLICY YEAR.

(3)    NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
       AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.



                                                       DEATH BENEFIT OPTION 1
                                         $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                                                      MALE: NON-TOBACCO: AGE 55

                                                         GUARANTEED VALUES

                          0% HYPOTHETICAL                    6% HYPOTHETICAL                    12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      2,625       1,397         235     100,000       1,507        345      100,000       1,618         455      100,000
 2      5,381       2,737       1,574     100,000       3,045      1,883      100,000       3,368       2,205      100,000
 3      8,275       3,986       2,940     100,000       4,582      3,535      100,000       5,231       4,184      100,000
 4     11,314       5,139       4,209     100,000       6,110      5,180      100,000       7,214       6,284      100,000
 5     14,505       6,185       5,372     100,000       7,622      6,808      100,000       9,324       8,510      100,000
 6     17,855       7,116       6,419     100,000       9,107      8,409      100,000      11,568      10,870      100,000
 7     21,373       7,920       7,339     100,000      10,554      9,973      100,000      13,956      13,375      100,000
 8     25,066       8,579       8,114     100,000      11,945     11,480      100,000      16,493      16,028      100,000
 9     28,945       9,077       8,728     100,000      13,263     12,914      100,000      19,188      18,839      100,000
10     33,017       9,395       9,395     100,000      14,489     14,489      100,000      22,053      22,053      100,000
11     37,293       9,515       9,515     100,000      15,605     15,605      100,000      25,109      25,109      100,000
12     41,782       9,420       9,420     100,000      16,593     16,593      100,000      28,387      28,387      100,000
13     46,497       9,089       9,089     100,000      17,432     17,432      100,000      31,925      31,925      100,000
14     51,446       8,497       8,497     100,000      18,097     18,097      100,000      35,761      35,761      100,000
15     56,644       7,606       7,606     100,000      18,550     18,550      100,000      39,941      39,941      100,000
16     62,101       6,366       6,366     100,000      18,743     18,743      100,000      44,518      44,518      100,000
17     67,831       4,709       4,709     100,000      18,611     18,611      100,000      49,558      49,558      100,000
18     73,848       2,548       2,548     100,000      18,068     18,068      100,000      55,145      55,145      100,000
19     80,165        (*)         (*)         (*)       17,014     17,014      100,000      61,395      61,395      100,000
20     86,798        (*)         (*)         (*)       15,337     15,337      100,000      68,473      68,473      100,000
21     93,763        (*)         (*)         (*)       12,908     12,908      100,000      76,601      76,601      100,000
22    101,076        (*)         (*)         (*)        9,572      9,572      100,000      86,075      86,075      100,000
23    108,755        (*)         (*)         (*)        5,133      5,133      100,000      97,279      97,279      102,143
24    116,818        (*)         (*)         (*)         (*)        (*)          (*)      109,889     109,889      115,383
25    125,284        (*)         (*)         (*)         (*)        (*)          (*)      123,768     123,768      129,957
26    134,173        (*)         (*)         (*)         (*)        (*)          (*)      139,031     139,031      145,982
27    143,506        (*)         (*)         (*)         (*)        (*)          (*)      155,796     155,796      163,586
28    153,307        (*)         (*)         (*)         (*)        (*)          (*)      174,189     174,189      182,899
29    163,597        (*)         (*)         (*)         (*)        (*)          (*)      194,340     194,340      204,057
30    174,402        (*)         (*)         (*)         (*)        (*)          (*)      216,385     216,385      227,204

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE
       EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER.  GUARANTEED VALUES REFLECT A 6% OF
       PREMIUM CHARGE ON ALL PREMIUMS.

(3)    NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
       AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


                                                       DEATH BENEFIT OPTION 2
                                       $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                                                     MALE: NON-TOBACCO: AGE 55

                                                         CURRENT VALUES

                          0% HYPOTHETICAL                    6% HYPOTHETICAL                    12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      2,625       1,393         231     101,393       1,503        340      101,503       1,613         450      101,613
 2      5,381       2,810       1,647     102,810       3,117      1,955      103,117       3,439       2,277      103,439
 3      8,275       4,189       3,143     104,189       4,788      3,741      104,788       5,439       4,393      105,439
 4     11,314       5,531       4,601     105,531       6,515      5,585      106,515       7,630       6,700      107,630
 5     14,505       6,836       6,022     106,836       8,303      7,489      108,303      10,031       9,217      110,031
 6     17,855       8,103       7,406     108,103      10,152      9,455      110,152      12,664      11,967      112,664
 7     21,373       9,333       8,752     109,333      12,066     11,485      112,066      15,554      14,973      115,554
 8     25,066      10,526      10,061     110,526      14,047     13,582      114,047      18,727      18,262      118,727
 9     28,945      11,682      11,333     111,682      16,097     15,748      116,097      22,213      21,864      122,213
10     33,017      12,800      12,800     112,800      18,220     18,220      118,220      26,045      26,045      126,045
11     37,293      13,880      13,880     113,880      20,417     20,417      120,417      30,272      30,272      130,272
12     41,782      14,740      14,740     114,740      22,504     22,504      122,504      34,740      34,740      134,740
13     46,497      15,402      15,402     115,402      24,495     24,495      124,495      39,497      39,497      139,497
14     51,446      15,887      15,887     115,887      26,410     26,410      126,410      44,595      44,595      144,595
15     56,644      16,180      16,180     116,180      28,229     28,229      128,229      50,053      50,053      150,053
16     62,101      16,164      16,164     116,164      29,823     29,823      129,823      55,783      55,783      155,783
17     67,831      15,844      15,844     115,844      31,182     31,182      131,182      61,816      61,816      161,816
18     73,848      15,186      15,186     115,186      32,257     32,257      132,257      68,146      68,146      168,146
19     80,165      14,197      14,197     114,197      33,034     33,034      133,034      74,806      74,806      174,806
20     86,798      12,896      12,896     112,896      33,515     33,515      133,515      81,850      81,850      181,850
21     93,763      11,233      11,233     111,233      33,629     33,629      133,629      89,262      89,262      189,262
22    101,076       9,169       9,169     109,169      33,313     33,313      133,313      97,036      97,036      197,036
23    108,755       6,658       6,658     106,658      32,493     32,493      132,493     105,158     105,158      205,158
24    116,818       3,656       3,656     103,656      31,092     31,092      131,092     113,612     113,612      213,612
25    125,284         115         115     100,115      29,026     29,026      129,026     122,378     122,378      222,378
26    134,173        (*)         (*)         (*)       26,244     26,244      126,244     131,472     131,472      231,472
27    143,506        (*)         (*)         (*)       22,664     22,664      122,664     140,881     140,881      240,881
28    153,307        (*)         (*)         (*)       18,204     18,204      118,204     150,590     150,590      250,590
29    163,597        (*)         (*)         (*)       12,762     12,762      112,762     160,562     160,562      260,562
30    174,402        (*)         (*)         (*)        6,207      6,207      106,207     170,740     170,740      270,740

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE
       EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER.  CURRENT VALUES REFLECT A 6% OF PREMIUM
       CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR
       ANY SINGLE POLICY YEAR.

(3)    NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
       AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.   NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


                                                       DEATH BENEFIT OPTION 2
                                         $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                                                     MALE: NON-TOBACCO: AGE 55

                                                         GUARANTEED VALUES

                          0% HYPOTHETICAL                    6% HYPOTHETICAL                    12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

       PREMIUMS
       PAID PLUS                 CASH                               CASH                                 CASH
POLICY INTEREST      CASH        SURR      DEATH         CASH       SURR        DEATH        CASH        SURR       DEATH
YEAR     AT 5%      VALUE       VALUE     BENEFIT       VALUE      VALUE      BENEFIT       VALUE       VALUE      BENEFIT
 1      2,625       1,382         219     101,382       1,491        328      101,491       1,600         438      101,600
 2      5,381       2,692       1,529     102,692       2,995      1,833      102,995       3,313       2,150      103,313
 3      8,275       3,897       2,850     103,897       4,478      3,432      104,478       5,112       4,065      105,112
 4     11,314       4,987       4,057     104,987       5,928      4,998      105,928       6,996       6,066      106,996
 5     14,505       5,953       5,139     105,953       7,331      6,517      107,331       8,962       8,148      108,962
 6     17,855       6,781       6,084     106,781       8,671      7,973      108,671      11,004      10,306      111,004
 7     21,373       7,461       6,880     107,461       9,930      9,349      109,930      13,114      12,533      113,114
 8     25,066       7,972       7,507     107,972      11,083     10,618      111,083      15,279      14,814      115,279
 9     28,945       8,295       7,946     108,295      12,102     11,753      112,102      17,479      17,131      117,479
10     33,017       8,411       8,411     108,411      12,960     12,960      112,960      19,698      19,698      119,698
11     37,293       8,305       8,305     108,305      13,630     13,630      113,630      21,916      21,916      121,916
12     41,782       7,959       7,959     107,959      14,082     14,082      114,082      24,114      24,114      124,114
13     46,497       7,358       7,358     107,358      14,289     14,289      114,289      26,274      26,274      126,274
14     51,446       6,483       6,483     106,483      14,214     14,214      114,214      28,371      28,371      128,371
15     56,644       5,306       5,306     105,306      13,813     13,813      113,813      30,364      30,364      130,364
16     62,101       3,789       3,789     103,789      13,027     13,027      113,027      32,196      32,196      132,196
17     67,831       1,883       1,883     101,883      11,784     11,784      111,784      33,796      33,796      133,796
18     73,848        (*)         (*)         (*)        9,996      9,996      109,996      35,068      35,068      135,068
19     80,165        (*)         (*)         (*)        7,570      7,570      107,570      35,908      35,908      135,908
20     86,798        (*)         (*)         (*)        4,420      4,420      104,420      36,209      36,209      136,209
21     93,763        (*)         (*)         (*)          464        464      100,464      35,865      35,865      135,865
22    101,076        (*)         (*)         (*)         (*)        (*)          (*)       34,762      34,762      134,762
23    108,755        (*)         (*)         (*)         (*)        (*)          (*)       32,781      32,781      132,781
24    116,818        (*)         (*)         (*)         (*)        (*)          (*)       29,782      29,782      129,782
25    125,284        (*)         (*)         (*)         (*)        (*)          (*)       25,585      25,585      125,585
26    134,173        (*)         (*)         (*)         (*)        (*)          (*)       19,965      19,965      119,965
27    143,506        (*)         (*)         (*)         (*)        (*)          (*)       12,651      12,651      112,651
28    153,307        (*)         (*)         (*)         (*)        (*)          (*)        3,315       3,315      103,315
29    163,597        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)
30    174,402        (*)         (*)         (*)         (*)        (*)          (*)         (*)         (*)          (*)

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE
       EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER.  GUARANTEED VALUES REFLECT A 6% OF
       PREMIUM CHARGE ON ALL PREMIUMS.

(3)    NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES
       AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED
0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO
REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nationwide Life and Annuity Insurance Company:

We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company, a wholly owned subsidiary of Nationwide Life Insurance Company, as of December 31, 1996 and 1995, and the related statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                                KPMG Peat Marwick LLP

Columbus, Ohio
January 31, 1997

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                    Balance Sheets

                              December 31, 1996 and 1995
                                   ($000's omitted)



                                    ASSETS                              1996           1995
                                                                    -----------    -----------
Investments (notes 4, 7 and 8):
  Securities available-for-sale, at fair value:
   Fixed maturity securities (cost $640,303 in 1996;
    $539,214 in 1995)                                               $   648,076        555,751
   Equity securities (cost $10,854 in 1996; $10,256 in 1995)             12,254         11,407
  Mortgage loans on real estate, net                                    150,997        104,736
  Real estate, net                                                        1,090          1,117
  Policy loans                                                              126             94
  Short-term investments (note 12)                                          492          4,844
                                                                    -----------    -----------
                                                                        813,035        677,949
                                                                    -----------    -----------

Cash                                                                      4,296            -
Accrued investment income                                                 9,189          8,464
Deferred policy acquisition costs                                        16,168         23,405
Deferred federal income tax (note 6)                                      4,735            -
Other assets                                                             32,747            208
Assets held in Separate Accounts (note 7)                               486,251        257,556
                                                                    -----------    -----------
                                                                    $ 1,366,421        967,582
                                                                    -----------    -----------
                                                                    -----------    -----------
                       LIABILITIES AND SHAREHOLDER'S EQUITY

Future policy benefits and claims (notes 5 and 7)                   $    80,720        621,280
Funds withheld under coinsurance agreement with affiliate (note 12)     679,571            -
Accrued federal income tax (note 6):
  Current                                                                 7,914            708
  Deferred                                                                  -            2,830
                                                                    -----------    -----------
                                                                          7,914          3,538
                                                                    -----------    -----------

Other liabilities                                                        27,928          5,031
Liabilities related to Separate Accounts (note 7)                       486,251        257,556
                                                                    -----------    -----------
                                                                      1,282,384        887,405
                                                                    -----------    -----------

Commitments (notes 7 and 8)

Shareholder's equity (notes 3, 4 and 11):
  Capital shares, $40 par value.  Authorized, issued and
   outstanding 66,000 shares                                              2,640          2,640
  Additional paid-in capital                                             52,960         52,960
  Retained earnings                                                      25,209         20,123
  Unrealized gains on securities available-for-sale, net                  3,228          4,454
                                                                    -----------    -----------
                                                                         84,037         80,177
                                                                    -----------    -----------
                                                                    $ 1,366,421        967,582
                                                                    -----------    -----------
                                                                    -----------    -----------




See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                 Statements of Income

                     Years ended December 31, 1996, 1995 and 1994
                                   ($000's omitted)



                                                                        1996           1995           1994
                                                                    -----------    -----------    -----------
Revenues (note 13):
  Investment product and universal life insurance product policy
   charges                                                          $     6,656          4,322          3,601
  Traditional life insurance premiums                                       246            674            311
  Net investment income (note 4)                                         51,045         49,108         45,030
  Realized losses on investments (note 4)                                    (3)          (702)          (625)
                                                                    -----------    -----------    -----------
                                                                         57,944         53,402         48,317
                                                                    -----------    -----------    -----------
Benefits and expenses:
  Benefits and claims                                                    35,524         34,180         29,870
  Amortization of deferred policy acquisition costs                       7,380          5,508          6,940
  Other operating expenses (note 12)                                      7,247          6,567          6,320
                                                                    -----------    -----------    -----------
                                                                         50,151         46,255         43,130
                                                                    -----------    -----------    -----------
   Income before federal income tax expense                               7,793          7,147          5,187
                                                                    -----------    -----------    -----------
Federal income tax expense (benefit) (note 6):
  Current                                                                 9,612          2,012          2,103
  Deferred                                                               (6,905)           361           (244)
                                                                    -----------    -----------    -----------
                                                                          2,707          2,373          1,859
                                                                    -----------    -----------    -----------

   Net income                                                       $     5,086          4,774          3,328
                                                                    -----------    -----------    -----------
                                                                    -----------    -----------    -----------



See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                          Statements of Shareholder's Equity

                     Years ended December 31, 1996, 1995 and 1994
                                   ($000's omitted)




                                                                                               Unrealized
                                                                                             gains (losses)
                                                               Additional                    on securities       Total
                                                 Capital        paid-in         Retained     available-for-   shareholder's
                                                 shares         capital         earnings        sale, net        equity
                                             --------------  --------------  --------------  --------------  --------------
1994:
  Balance, beginning of year                         $2,640          43,960          12,021              38          58,659
  Capital contribution                                  -             9,000             -               -             9,000
  Net income                                            -               -             3,328             -             3,328
  Adjustment for change in accounting for
   certain investments in debt and equity
   securities, net (note 3)                             -               -               -             4,698           4,698
  Unrealized losses on securities available-
   for-sale, net                                        -               -               -            (8,439)         (8,439)
                                             --------------  --------------  --------------  --------------  --------------
  Balance, end of year                               $2,640          52,960          15,349          (3,703)         67,246
                                             --------------  --------------  --------------  --------------  --------------
                                             --------------  --------------  --------------  --------------  --------------

1995:
  Balance, beginning of year                          2,640          52,960          15,349          (3,703)         67,246
  Net income                                            -               -             4,774             -             4,774
  Unrealized gains on securities available-
   for-sale, net                                        -               -               -             8,157           8,157
                                             --------------  --------------  --------------  --------------  --------------
  Balance, end of year                               $2,640          52,960          20,123           4,454          80,177
                                             --------------  --------------  --------------  --------------  --------------
                                             --------------  --------------  --------------  --------------  --------------
1996:
  Balance, beginning of year                          2,640          52,960          20,123           4,454          80,177
  Net income                                            -               -             5,086             -             5,086
  Unrealized losses on securities available-
   for-sale, net                                        -               -               -            (1,226)         (1,226)
                                             --------------  --------------  --------------  --------------  --------------
  Balance, end of year                               $2,640          52,960          25,209           3,228          84,037
                                             --------------  --------------  --------------  --------------  --------------
                                             --------------  --------------  --------------  --------------  --------------





See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                               Statements of Cash Flows

                     Years ended December 31, 1996, 1995 and 1994
                                   ($000's omitted)



                                                                       1996           1995           1994
                                                                    -----------    -----------    -----------
Cash flows from operating activities:
  Net income                                                        $     5,086          4,774          3,328
  Adjustments to reconcile net income to net cash provided by operating activities:
    Capitalization of deferred policy acquisition costs                 (19,987)        (6,754)        (7,283)
    Amortization of deferred policy acquisition costs                     7,380          5,508          6,940
    Commission and expense allowances under coinsurance
      agreement with affiliate (note 12)                                 26,473            -              -
    Amortization and depreciation                                         1,721            878            473
    Realized losses on invested assets, net                                   3            702            625
    Deferred federal income tax (benefit) expense                        (6,905)           361           (244)
    Increase in accrued investment income                                  (725)          (423)          (750)
    (Increase) decrease in other assets                                 (32,539)            62           (126)
    (Decrease) increase in policy liabilities and funds withheld
      on coinsurance agreement with affiliate                            (7,101)           627            926
    Increase (decrease) in accrued federal income tax payable             7,206            698           (254)
    Increase (decrease) in other liabilities                             22,897            368           (505)
                                                                    -----------    -----------    -----------
      Net cash provided by operating activities                           3,509          6,801          3,130
                                                                    -----------    -----------    -----------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                73,966         41,729         24,850
  Proceeds from sale of securities available-for-sale                     2,480          3,070         13,170
  Proceeds from maturity of fixed maturity securities held-to-maturity      -           11,251          8,483
  Proceeds from repayments of mortgage loans on real estate              10,975          8,673          5,733
  Proceeds from sale of real estate                                         -              655            -
  Proceeds from repayments of policy loans                                   23             50              2
  Cost of securities available-for-sale acquired                       (179,671)       (79,140)       (94,130)
  Cost of fixed maturity securities held-to maturity acquired               -           (8,000)       (15,544)
  Cost of mortgage loans on real estate acquired                        (57,395)       (18,000)       (11,000)
  Cost of real estate acquired                                              -              (10)           (52)
  Policy loans issued                                                       (55)           (66)           (80)
  Short-term investments, net                                             4,352         (4,479)         1,407
                                                                    -----------    -----------    -----------
      Net cash used in investing activities                            (145,325)       (44,267)       (67,161)
                                                                    -----------    -----------    -----------

Cash flows from financing activities:
  Proceeds from capital contribution                                        -              -           9,000
  Increase in investment product and universal life insurance
    product account balances                                            235,286         79,523         95,254
  Decrease in investment product and universal life insurance
    product account balances                                            (89,174)       (42,057)       (40,223)
                                                                    -----------    -----------    -----------
      Net cash provided by financing activities                         146,112         37,466         64,031
                                                                    -----------    -----------    -----------

Net increase in cash                                                      4,296            -              -

Cash, beginning of year                                                     -              -              -
                                                                    -----------    -----------    -----------
Cash, end of year                                                   $     4,296            -              -
                                                                    -----------    -----------    -----------
                                                                    -----------    -----------    -----------




See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                            Notes to Financial Statements

                          December 31, 1996, 1995 and 19943
                                   ($000's omitted)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

    Nationwide Life and Annuity Insurance Company (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC).

    The Company sells primarily fixed and variable rate annuities through banks and other financial institutions. In addition, the Company sells universal life and other interest-sensitive life insurance products and is subject to competition from other financial services providers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

    The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

         LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the financial statements. The Company mitigates this risk by operating throughout the United States, thus reducing its exposure to any single jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

         CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining credit and collection policies and by providing for any amounts deemed uncollectible.

         INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. An Annual Statement, filed with the Department of Insurance of the State of Ohio (the Department), is prepared on the basis of accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

    In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Notes to Financial Statements, Continued



    The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

    (a)  VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES

         The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1996 or 1995.

         Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

         Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

         Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

    (b)  REVENUES AND BENEFITS

         INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS: Investment products consist primarily of individual variable and fixed annuities and annuities without life contingencies. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

         TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Notes to Financial Statements, Continued



    (c)  DEFERRED POLICY ACQUISITION COSTS

         The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(a).

    (d)  SEPARATE ACCOUNTS

         Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the statements of income and cash flows except for the fees the Company receives.

    (e)  FUTURE POLICY BENEFITS

         Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

    (f)  FEDERAL INCOME TAX

         The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC). The members of the consolidated tax return group have a tax sharing agreement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

         The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

    (g)  REINSURANCE CEDED

         Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

    (h)  STATEMENTS OF CASH FLOWS

         The Company routinely invests its available cash balances in highly liquid, short-term investments with affiliated companies. See note
         12. As such, the Company had no cash balance as of December 31, 1995 and 1994.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Notes to Financial Statements, Continued



    (i)  RECLASSIFICATION

         Certain items in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.


(3) CHANGE IN ACCOUNTING PRINCIPLE


    Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of Statement of Financial Accounting Standards (SFAS) No. 115 - Accounting for Certain Investments in Debt and Equity Securities. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $380,974 and $399,556, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994, has been recorded as a direct credit to shareholder's equity as follows:



         Excess of fair value over amortized cost of
           fixed maturity securities available-for-sale    $  18,582
         Adjustment to deferred policy acquisition costs     (11,355)
         Deferred federal income tax                          (2,529)
                                                           ---------
                                                           $   4,698
                                                           ---------
                                                           ---------


(4) INVESTMENTS

    The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1996 and 1995:




                                                                     Gross        Gross
                                                       Amortized   unrealized   unrealized   Estimated
                                                         cost        gains        losses     fair value
                                                      ----------   ----------   ----------   ----------
1996:
  Fixed maturity securities:
   U.S. Treasury securities and obligations of U.S.
    government corporations and agencies              $    3,695            7           78        3,624
   Obligations of states and political subdivisions          269          -              2          267
   Debt securities issued by foreign governments           6,129          133            8        6,254
   Corporate securities                                  393,371        5,916        1,824      397,463
   Mortgage-backed securities                            236,839        4,621          992      240,468
                                                      ----------   ----------   ----------   ----------
     Total fixed maturity securities                     640,303       10,677        2,904      648,076
  Equity securities                                       10,854        1,540          140       12,254
                                                      ----------   ----------   ----------   ----------
                                                      $  651,157       12,217        3,044      660,330
                                                      ----------   ----------   ----------   ----------
                                                      ----------   ----------   ----------   ----------

1995:
  Fixed maturity securities:
   U.S. Treasury securities and obligations of U.S.
    government corporations and agencies              $    3,492           18          -          3,510
   Obligations of states and political subdivisions          271          -             (1)         270
   Debt securities issued by foreign governments           6,177          301          -          6,478
   Corporate securities                                  332,425       10,116         (925)     341,616
   Mortgage-backed securities                            196,849        7,649         (621)     203,877
                                                      ----------   ----------   ----------   ----------
     Total fixed maturity securities                     539,214       18,084       (1,547)     555,751
  Equity securities                                       10,256        1,151          -         11,407
                                                      ----------   ----------   ----------   ----------
                                                      $  549,470       19,235       (1,547)     567,158
                                                      ----------   ----------   ----------   ----------
                                                      ----------   ----------   ----------   ----------




See accompanying notes to financial statements.

    The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Amortized     Estimated
                                                         cost       fair value
                                                      ----------    ----------
      Fixed maturity securities available-for-sale:
       Due in one year or less                        $   43,219        43,441
       Due after one year through five years             198,045       200,453
       Due after five years through ten years            121,820       122,595
       Due after ten years                                40,380        41,119
                                                      ----------    ----------
                                                         403,464       407,608
      Mortgage-backed securities                         236,839       240,468
                                                      ----------    ----------
                                                      $  640,303       648,076
                                                      ----------    ----------
                                                      ----------    ----------

    The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

                                                         1996            1995
                                                      ----------    ----------

      Gross unrealized gains                          $    9,173        17,688
      Adjustment to deferred policy acquisition costs     (4,207)      (10,836)
      Deferred federal income tax                         (1,738)       (2,398)
                                                      ----------    ----------
                                                      $    3,228         4,454
                                                      ----------    ----------
                                                      ----------    ----------

    An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:

                                                   1996       1995      1994
                                                 --------   --------  --------
      Securities available-for-sale:
       Fixed maturity securities                 $ (8,764)    30,647   (32,692)
       Equity securities                              249      1,283      (190)
      Fixed maturity securities held-to-maturity      -        3,941    (8,407)
                                                 --------   --------  --------
                                                 $ (8,515)    35,871   (41,289)
                                                 --------   --------  --------
                                                 --------   --------  --------

    Proceeds from the sale of securities available-for-sale during 1996, 1995 and 1994 were $2,480, $3,070 and $13,170, respectively. During 1996, gross gains of $181 ($64 and $373 in 1995 and 1994, respectively) and no gross losses ($6 and $73 in 1995 and 1994, respectively) were realized on those sales.

    During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $2,000 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $600.


    As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995, the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $77,405, resulting in a gross unrealized gain of $1,709.


    The Company has no investments which were non-income producing for the twelve month period preceding December 31, 1996 ($996 of fixed maturity securities in 1995).

    Real estate is presented at cost less accumulated depreciation of $108 as of December 31, 1996 ($81 as of December 31, 1995) and valuation allowances of $229 as of December 31, 1996 ($229 as of December 31, 1995).


    The recorded investment of mortgage loans on real estate considered to be impaired (under SFAS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN as Amended by SFAS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN - INCOME RECOGNITION AND DISCLOSURE) as of December 31, 1996 was $955 ($966 as of December 31, 1995), which includes $955 (none as of December 31, 1995) of impaired mortgage loans on real estate for which the related valuation allowance was $184 (none as of December 31, 1995) and none ($966 as of December 31, 1995) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1996, the average recorded investment in impaired mortgage loans on real estate was approximately $964 ($242 in 1995) and interest income recognized on those loans was $16 (none in 1995), which is equal to interest income recognized using a cash-basis method of income recognition.


    Activity in the valuation allowance account for mortgage loans on real estate is summarized for the year ended December 31, 1996:

                                                         1996          1995
                                                      ----------    ----------

      Allowance, beginning of year                    $      750           860
       Additional charged to operations                      184           -
       Reduction of the allowance credited to
          operations                                         -            (110)
                                                      ----------    ----------
      Allowance, end of year                          $      934           750
                                                      ----------    ----------
                                                      ----------    ----------

    An analysis of investment income by investment type follows for the years ended December 31:

                                                   1996       1995      1994
                                                 --------   --------  --------
      Gross investment income:
       Securities available-for-sale:
        Fixed maturity securities                $ 40,552     35,093    36,720
        Equity securities                             598        713        16
       Fixed maturity securities held-to-maturity      -       4,530       540
       Mortgage loans on real estate                9,991      9,106     8,437
       Real estate                                    214        273       175
       Short-term investments                         507        348       207
       Other                                           57         41        19
                                                 --------   --------  --------
          Total investment income                  51,919     50,104    46,114
      Less: investment expenses                       874        996     1,084
                                                 --------   --------  --------
          Net investment income                  $ 51,045     49,108    45,030
                                                 --------   --------  --------
                                                 --------   --------  --------

    An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                                   1996       1995      1994
                                                 --------   --------  --------
       Fixed maturity securities available-for-
         sale                                    $    181       (822)      260
       Mortgage loans on real estate                 (184)       110      (832)
       Real estate and other                           -          10       (53)
                                                 --------   --------  --------
                                                 $     (3)      (702)     (625)
                                                 --------   --------  --------
                                                 --------   --------  --------

    Fixed maturity securities with an amortized cost of $3,403 and $2,806 as of December 31, 1996 and 1995, respectively, were on deposit with various regulatory agencies as required by law.

(5) FUTURE POLICY BENEFITS

    The liability for future policy benefits for investment contracts has been established based on policy terms, interest rates and various contract provisions. The average interest rate credited on investment product policies was approximately 5.6%, 5.6% and 5.3% for the years ended December 31, 1996, 1995 and 1994, respectively.

(6) FEDERAL INCOME TAX

    The tax effects of temporary differences that give rise to significant components of the net deferred tax asset (liability) as of December 31, 1996 and 1995 are as follows:

                                                         1996          1995
                                                      ----------    ----------
      Deferred tax assets:
       Liabilities in Separate Accounts               $    5,311         3,445
       Future policy benefits                              1,070         5,249
       Mortgage loans on real estate and real estate         407           338
       Other assets and other liabilities                  3,836           708
                                                      ----------    ----------
        Total gross deferred tax assets                   10,624         9,740
                                                      ----------    ----------

      Deferred tax liabilities:
       Fixed maturity securities                           3,268         6,308
       Deferred policy acquisition costs                   2,131         6,262
       Equity securities                                     490           -
                                                      ----------    ----------
        Total gross deferred tax liabilities               5,889        12,570
                                                      ----------    ----------
                                                      $    4,735        (2,830)
                                                      ----------    ----------
                                                      ----------    ----------

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. All future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. The Company has determined that valuation allowances are not necessary as of December 31, 1996, 1995 and 1994 based on its analysis of future deductible amounts.

    Total federal income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:



                                                       1996                1995                1994
                                                 ----------------    ----------------    ----------------
                                                 Amount      %       Amount      %       Amount      %
                                                 ----------------    ----------------    ----------------

Computed (expected) tax expense                  $2,728      35.0    $2,501      35.0    $1,815      35.0
Tax exempt interest and dividends
 received deduction                                (175)     (2.3)     (150)     (2.1)      (50)     (1.0)
Other, net                                          154       2.0        22       0.3        94       1.8
                                                 ------    ------    ------    ------    ------    ------
   Total (effective rate of each year)           $2,707      34.7    $2,373      33.2    $1,859      35.8




    Total federal income tax paid was $2,335, $1,314 and $2,357 during the years ended December 31, 1996, 1995 and 1994, respectively.

(7) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS NO. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS
    107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

    These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

    Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

    The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures:

         CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the balance sheets for these instruments approximates their fair value.

         FIXED MATURITY AND EQUITY SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

         SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

         MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

         INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

         POLICY RESERVES ON LIFE INSURANCE CONTRACTS: The estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

         COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal value because of the short-term nature of such commitments. See note 8.

         Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1996 and 1995:



                                                                 1996                         1995
                                                      -------------------------     -------------------------
                                                       Carrying      Estimated       Carrying      Estimated
                                                        amount       fair value       amount       fair value
                                                      ----------     ----------     ----------     ----------

ASSETS

Investments:
  Securities available-for-sale:
   Fixed maturity securities                          $  648,076        648,076        555,751        555,751
   Equity securities                                      12,254         12,254         11,407         11,407
  Mortgage loans on real estate, net                     150,997        152,496        104,736        111,501
  Policy loans                                               126            126             94             94
  Short-term investments                                     492            492          4,844          4,844
  Cash                                                     4,296          4,296            -              -
Assets held in Separate Accounts                         486,251        486,251        257,556        257,556

LIABILITIES

Investment contracts                                      75,417         72,262        616,984        601,582
Policy reserves on life insurance contracts                5,303          5,390          4,296          4,520
Liabilities related to Separate Accounts                 486,251        471,125        257,556        246,996




(8) ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES

    FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the balance sheets.

    Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $19,500 extending into 1997 were outstanding as of December 31, 1996.

    SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 31% (28% in 1995) in any geographic area and no more than 5% (15% in 1995) with any one borrower.

    The summary below depicts loans by remaining principal balance as of December 31, 1996 and 1995:



                                                                        Apartment
                                  Office      Warehouse     Retail       & other       Total
                                 ---------    ---------    ---------    ---------    ---------
1996:
 East North Central              $   1,968        2,324        8,203        7,867       20,362
 East South Central                    -            -          1,828       11,591       13,419
 Mountain                              -          1,394          -          1,986        3,380
 Middle Atlantic                     2,817          -            883        1,990        5,690
 New England                         1,993          868        1,944          -          4,805
 Pacific                             3,883       15,779       10,093        9,273       39,028
 South Atlantic                      9,926          -         16,209       20,520       46,655
 West North Central                  2,000          -            -            -          2,000
 West South Central                  3,824          -          1,995       10,847       16,666
                                 ---------    ---------    ---------    ---------    ---------
                                 $  26,411       20,365       41,155       64,074      152,005
                                 ---------    ---------    ---------    ---------
                                 ---------    ---------    ---------    ---------
  Less valuation allowances and unamortized discount                                     1,008
                                                                                     ---------
    Total mortgage loans on real estate, net                                         $ 150,997
                                                                                     ---------
                                                                                     ---------
1995:
 East North Central              $   1,854          878        8,263        3,940       14,935
 East South Central                    -            -          1,877       11,753       13,630
 Mountain                              -            -            -          1,964        1,964
 Middle Atlantic                       882        1,820          901          -          3,603
 New England                           -            895        1,963          -          2,858
 Pacific                             1,923        8,600        8,211        8,838       27,572
 South Atlantic                      3,953          -          9,928       15,797       29,678
 West North Central                    -          1,500          -            -          1,500
 West South Central                  3,881          969          -          4,932        9,782
                                 ---------    ---------    ---------    ---------    ---------
                                 $  12,493       14,662       31,143       47,224      105,522
                                 ---------    ---------    ---------    ---------
                                 ---------    ---------    ---------    ---------
  Less valuation allowances and unamortized discount                                       786
                                                                                     ---------
    Total mortgage loans on real estate, net                                         $ 104,736
                                                                                     ---------
                                                                                     ---------



(9) PENSION PLAN

    The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

    Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

    Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

    Pension costs charged to operations by the Company during the years ended December 31, 1996, 1995 and 1994 were $189, $214 and $265, respectively.

    The net periodic pension cost for the Nationwide Insurance Enterprise Retirement Plan as a whole for the year ended December 31, 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995 and 1994 follows:


                                                             1996         1995        1994
                                                           ---------   ---------   ---------

Service cost (benefits earned during the period)           $ 75,466       64,524      64,740
Interest cost on projected benefit obligation               105,511       95,283      73,951
Actual return on plan assets                               (210,583)    (249,294)    (21,495)
Net amortization and deferral                               101,795      143,353     (62,150)
                                                           ---------   ---------   ---------
                                                           $ 72,189       53,866      55,046
                                                           ---------   ---------   ---------
                                                           ---------   ---------   ---------

    Basis for measurements, net periodic pension cost:

                                                             1996         1995        1994
                                                           ---------   ---------   ---------

Weighted average discount rate                                  6.00%       7.50%       5.75%
Rate of increase in future compensation levels                  4.25%       6.25%       4.50%
Expected long-term rate of return on plan assets                6.75%       8.75%       7.00%



    Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1996 and 1995 follows:

                                                         1996          1995
                                                      ----------    ----------
      Accumulated benefit obligation:
       Vested                                         $1,338,554     1,236,730
       Nonvested                                          11,149        26,503
                                                      ----------    ----------
                                                      $1,349,703     1,263,233
                                                      ----------    ----------
                                                      ----------    ----------

      Net accrued pension expense:
       Projected benefit obligation for services
         rendered to date                             $1,847,828     1,780,616
       Plan assets at fair value                       1,947,933     1,738,004
                                                      ----------    ----------
          Plan assets in excess of (less than)
            projected benefit obligation                 100,105       (42,612)
       Unrecognized prior service cost                    37,870        42,845
       Unrecognized net gains                           (201,952)      (63,130)
       Unrecognized net asset at transition               37,158        41,305
                                                      ----------    ----------
                                                      $  (26,819)      (21,592)
                                                      ----------    ----------
                                                      ----------    ----------

    Basis for measurements, funded status of plan:

                                                         1996          1995
                                                      ----------    ----------

      Weighted average discount rate                        6.50%         6.00%
      Rate of increase in future compensation levels        4.75%         4.25%


    Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and Employers Life Insurance Company of Wausau, a wholly owned subsidiary of NLIC.

(10)     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

    The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation, however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

    The Company's accrued postretirement benefit expense as of December 31, 1996 and 1995 was $840 and $808, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1996, 1995 and 1994 was $78, $66 and $119, respectively.

    The amount of NPPBC for the plan as a whole for the years ended December 31, 1996, 1995 and 1994 was as follows:

                                                                                 1996         1995        1994
                                                                               ---------   ---------   ---------
Service cost (benefits attributed to employee service during the year)         $  6,541        6,235       8,586
Interest cost on accumulated postretirement benefit obligation                   13,679       14,151      14,011
Actual return on plan assets                                                     (4,348)      (2,657)     (1,622)
Amortization of unrecognized transition obligation of affiliates                    173        2,966         568
Net amortization and deferral                                                     1,830       (1,619)      1,622
                                                                               ---------   ---------   ---------
                                                                               $ 17,875       19,076      23,165
                                                                               ---------   ---------   ---------
                                                                               ---------   ---------   ---------


    Information regarding the funded status of the plan as a whole as of December 31, 1996 and 1995 follows:

                                                         1996          1995
                                                      ----------    ----------
      Accrued postretirement benefit expense:
       Retirees                                       $   92,954        88,680
       Fully eligible, active plan participants           23,749        28,793
       Other active plan participants                     83,986        90,375
                                                      ----------    ----------
         Accumulated postretirement benefit
           obligation (APBO)                             200,689       207,848
       Plan assets at fair value                          63,044        54,325
                                                      ----------    ----------
         Plan assets less than accumulated
           postretirement benefit obligation            (137,645)     (153,523)
       Unrecognized transition obligation of
        affiliates                                         1,654         1,827
       Unrecognized net gains                            (23,225)       (1,038)
                                                      ----------    ----------
                                                      $ (159,216)     (152,734)
                                                      ----------    ----------
                                                      ----------    ----------

    Actuarial assumptions used for the measurement of the APBO as of December 31, 1996 and 1995 and the NPPBC for 1996, 1995 and 1994 were as follows:



                                           1996        1996          1995        1995         1994
                                           APBO        NPPBC         APBO        NPPBC        NPPBC
                                        ---------    ---------    ---------    ---------    ---------
Discount rate                               7.25%        6.65%        6.75%        8.00%        7.00%
Long-term rate of return on plan
  assets, net of tax                          -          4.80%         -           8.00%         N/A

Assumed health care cost trend rate:
  Initial rate                             11.00%       11.00%       11.00%       10.00%       12.00%
  Ultimate rate                             6.00%        6.00%        6.00%        6.00%        6.00%
  Uniform declining period               12 Years     12 Years     12 Years     12 Years     12 Years



    The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1996 by $701 and the NPPBC for the year ended December 31, 1996 by $83.


(11)     REGULATORY RISK-BASED CAPITAL AND DIVIDEND RESTRICTION

    Ohio, the Company's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeds the minimum risk-based capital requirements.

    The statutory capital shares and surplus of the Company as reported to regulatory authorities as of December 31, 1996, 1995 and 1994 was $71,390, $54,978 and $48,947, respectively. The statutory net income of the Company as reported to regulatory authorities for the years ended December 31, 1996, 1995 and 1994 was $670, $8,023 and $6,173, respectively.

    The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 1996, the maximum amount available for dividend payment from the Company to its shareholder without prior approval of the Department is $7,139.

    The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and stockholder dividends in the future.


(12)     TRANSACTIONS WITH AFFILIATES

    The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1996, 1995 and 1994, the Company made lease payments to NMIC and its subsidiaries of $410, $287 and $341, respectively.

    Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $2,682, $2,596 and $2,503 in 1996, 1995 and 1994, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the inter-company agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $2,275 and $1,186 as of December 31, 1996 and 1995, respectively.

    Effective December 31, 1996, the Company entered into an intercompany reinsurance agreement with NLIC whereby certain inforce and subsequently issued fixed individual deferred annuity contracts are ceded on a 100% coinsurance with funds withheld basis. Under 100% coinsurance with funds withheld agreements, invested assets are retained by the ceding company and liabilities for future policy benefits are transferred to the assuming company. In addition, net investment earnings on the invested assets retained by the ceding company are to be paid to the assuming company. Under terms of the Company's agreement, the investment risk associated with changes in interest rates is borne by NLIC. Risk of asset default is retained by the Company, although a fee is paid by NLIC to the Company for the Company's retention of such risk. The agreement will remain inforce until all contract obligations are settled. The ceding of risk does not discharge the original insurer from its primary obligation to the contractholder. The Company believes that the terms of the 100% coinsurance with funds withheld agreement are consistent in all material respects with what the Company could have obtained with unaffiliated parties.

    The Company has recorded a liability equal to the amount due to NLIC as of December 31, 1996 for $679,571, which represents the future policy benefits of the fixed individual deferred annuity contracts ceded. In consideration for the initial inforce business reinsured, NLIC agreed to pay the Company $26,473 in commission and expense allowances which were applied to the Company's deferred policy acquisition costs as of December 31, 1996. No significant gain or loss was recognized as a result of the agreement.

    The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company
    (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $492 and $4,844 as of December 31, 1996 and 1995, respectively, and are included in short-term investments on the accompanying balance sheets.

    Certain annuity products are sold through an affiliated company, which is a subsidiary of Nationwide Corporation. Total commissions paid to the affiliate for the three years ended December 31, 1996 were $14,644, $5,949 and $6,633, respectively.

(13)     SEGMENT INFORMATION

    The Company has three primary segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by an affiliated company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses are reported in the Corporate and Other segment.

    During 1996, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

    The following table summarizes the revenues and income (loss) before federal income tax expense for the years ended December 31, 1996, 1995 and 1994 and assets as of December 31, 1996, 1995 and 1994, by business segment.

                                                        1996           1995           1994
                                                    -----------     -----------    -----------
Revenues:
  Variable Annuities                                $     4,591           2,927          2,435
  Fixed Annuities                                        51,643          50,056         44,812
  Life Insurance                                            165             185            179
  Corporate and Other                                     1,545             234            891
                                                    -----------     -----------    -----------
                                                    $    57,944          53,402         48,317
                                                    -----------     -----------    -----------
                                                    -----------     -----------    -----------

Income (loss) before federal income tax expense:
  Variable Annuities                                      1,094           1,196            658
  Fixed Annuities                                         5,156           5,633          5,093
  Life Insurance                                             (1)           (381)          (990)
  Corporate and Other                                     1,544             699            426
                                                    -----------     -----------    -----------
                                                    $     7,793           7,147          5,187
                                                    -----------     -----------    -----------
                                                    -----------     -----------    -----------

Assets:
  Variable Annuities                                    503,111         267,097        185,332
  Fixed Annuities                                       787,682         643,313        606,696
  Life Insurance                                          2,597           2,665          2,677
  Corporate and Other                                    73,031          54,507         38,335
                                                    -----------     -----------    -----------
                                                    $ 1,366,421         967,582        833,040
                                                    -----------     -----------    -----------
                                                    -----------     -----------    -----------


                     NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)
                                    Balance Sheet
                                     (Unaudited)
                              (in thousands of dollars)


                                Assets                             June 30,1997
                                ------                             ------------
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities (cost $764,959)                      $    771,125
    Equity securities (cost $11,121)                                     13,694
  Mortgage loans on real estate, net                                    172,916
  Real estate, net                                                        1,891
  Policy loans                                                              168
  Short-term investments                                                 10,262
                                                                   ------------
                                                                        970,056
                                                                   ------------

Cash                                                                      9,493
Accrued investment income                                                10,814
Deferred policy acquisition costs                                        21,922
Deferred federal income tax                                               4,535
Other assets                                                              1,157
Assets held in Separate Accounts                                        690,195
                                                                   ------------
                                                                   $  1,708,172
                                                                   ------------
                                                                   ------------

                Liabilities and Shareholder's Equity
                ------------------------------------

Future policy benefits and claims                                  $     79,956
Funds withheld under coinsurance agreement with affiliate               815,171
Accrued federal income tax                                                8,377
Other liabilities                                                        28,572
Liabilities related to Separate Accounts                                690,195
                                                                   ------------
                                                                      1,622,271
                                                                   ------------

Shareholder's equity:
  Capital shares, $40 par value. Authorized, issued and
    outstanding 66,000 shares                                             2,640
  Additional paid-in capital                                             52,960
  Retained earnings                                                      26,841
  Unrealized gains on securities available-for-sale, net                  3,460
                                                                   ------------
                                                                         85,901
                                                                   ------------
                                                                   $  1,708,172
                                                                   ------------
                                                                   ------------

                                          84
See accompanying notes to unaudited financial statements

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)
                                 Statements of Income
                                     (Unaudited)
                              (in thousands of dollars)

                                                         Six months ended
                                                             June 30,
                                                  -----------------------------
                                                       1997            1996
                                                  ------------     ------------
Revenues:
  Investment product and universal life
    insurance product policy charges               $     4,439            2,886
  Traditional life insurance premiums                      165               75
  Net investment income                                  5,908           24,070
  Realized gains (losses) on investments                  (632)             272
                                                  ------------     ------------
                                                         9,880           27,303
                                                  ------------     ------------
Benefits and expenses:
  Benefits and claims                                    2,195           16,483
  Amortization of deferred policy acquisition
    costs                                                2,011            3,710
  Other operating expenses                               3,104            3,818
                                                  ------------     ------------
                                                         7,310           24,011
                                                  ------------     ------------
      Income before federal income tax expense           2,570            3,292
                                                  ------------     ------------

Federal income tax expense:
  Current                                                  863              904
  Deferred                                                  75              326
                                                  ------------     ------------
                                                           938            1,230
                                                  ------------     ------------

Net income                                        $      1,632            2,062
                                                  ------------     ------------
                                                  ------------     ------------












                                          85
See accompanying notes to unaudited financial statements

                       NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (a wholly owned subsidiary of Nationwide Life Insurance Company)
                            Statements of Shareholder's Equity
                                        (Unaudited)
                           Six Months Ended June 30, 1997 and 1996
                                 (in thousands of dollars)



                                                                                     Unrealized
                                                                                   gains (losses)
                                                     Additional                    on securities       Total
                                     Capital          paid-in         Retained     available-for-    shareholder's
                                     shares           capital         earnings        sale, net         equity
                                  --------------   --------------  --------------  --------------   --------------
1996:
  Balance, January 1, 1996        $        2,640           52,960          20,123           4,454           80,177
  Net income                                   -                -           2,062               -            2,062
  Unrealized losses on securities
   avallable-for-sale, net                     -                -               -          (3,518)          (3,518)
                                  --------------   --------------  --------------  --------------   --------------
  Balance, June 30, 1996          $        2,640           52,960          22,185             936           78,721
                                  --------------   --------------  --------------  --------------   --------------
                                  --------------   --------------  --------------  --------------   --------------

1997:
  Balance, January 1, 1997                 2,640           52,960          25,209           3,228           84,037
  Net income                                   -                -           1,632               -            1,632
  Unrealized gains on securities
   available-for-sale, net                     -                -               -             232              232
                                  --------------   --------------  --------------  --------------   --------------
  Balance, June 30, 1997          $        2,640           52,960          26,841           3,460           85,901
                                  --------------   --------------  --------------  --------------   --------------
                                  --------------   --------------  --------------  --------------   --------------










                                          86
See accompanying notes to unaudited financial statements

                     NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
            (a wholly owned subsidiary of Nationwide Life Insurance Company)
                               Statements of Cash Flows
                                     (Unaudited)
                        Six Months Ended June 30, 1997 and 1996
                              (in thousands of dollars)

                                                        1997            1996
                                                      ---------       ---------
Cash flows from operating activities:
 Net income                                           $   1,632           2,062
 Adjustments to reconcile net income to net cash
    provided by operating activities:
  Capitalization of deferred policy acquisition costs    (6,973)         (5,823)
  Amortization of deferred policy acquisition costs       2,011           3,710
  Amortization and depreciation                             750           1,094
  Realized losses (gains) on investments, net               632            (272)
  Deferred federal income tax                                75             326
  Increase in accrued investment income                  (1,625)           (225)
  Decrease (increase) in other assets                    31,590             (27)
  Increase (decrease) in policy liabilities and
    funds withheld on coinsurance agreement with
    affiliate                                           136,109          (3,695)
  Decrease (increase) in accrued federal income tax
    payable                                                 463            (148)
  Increase in other liabilities                             644           8,037
                                                      ---------       ---------
      Net cash provided by operating activities         165,308           5,039
                                                      ---------       ---------



Cash flows from investing activities:
 Proceeds from maturity of securities
   available-for-sale                                    43,264          43,627
 Proceeds from sale of securities
   available-for-sale                                        --           1,834
 Proceeds from repayments of mortgage loans on
   real estate                                            3,262           4,506
 Proceeds from repayments of policy loans                     3              19
 Cost of securities available-for-sale acquired        (169,625)        (47,260)
 Cost of mortgage loans on real estate acquired         (25,916)        (15,495)
 Cost of real estate acquired                               (11)             --
 Policy loans issued                                        (45)            (29)
 Short-term investements, net                            (9,770)         (1,119)
                                                      ---------       ---------
      Net cash used in investing activities            (158,838)        (13,917)
                                                      ---------       ---------



Cash flows from financing activities:
 Increase in investment product and universal
   life insurance product account balances                5,276           54,331
 Decrease in investment product and universal
   life insurance product account balances               (6,549)        (39,204)
                                                      ---------       ---------
 Net cash (used in) provided by financing
       activities                                        (1,273)         15,127
                                                      ---------       ---------

Net increase in cash                                      5,197           6,249

Cash, beginning of period                                 4,296              --
                                                      ---------       ---------
Cash, end of period                                   $   9,493           6,249
                                                      ---------       ---------
                                                      ---------       ---------




                                          87
See accompanying notes to unaudited financial statements

                      NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)
                       Notes to Unaudited Financial Statements
                            Six Months Ended June 30, 1997

(1)  ORGANIZATION AND BASIS OF PRESENTATION


     Nationwide Life and Annuity Insurance Company (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC.).

     The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles, which differ from statutory accounting practices prescribed or permitted by regulatory authorities, for interim financial information. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The financial information included herein reflects all adjustments (all of which are normal and recurring in nature) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for all periods presented are not necessarily indicative of the results that may be expected for the full year. The accompanying unaudited financial statements should be read in conjunction with the Company's December 31, 1996 audited financial statements and related notes contained on pages 43 through 62 herein.

                             PART II - OTHER INFORMATION

                          CONTENTS OF REGISTRATION STATEMENT

This Registration Statement to Form S-6 Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 88 pages.


Representations and Undertakings.

The Signatures.

Accountants' Consent

The following exhibits required by Forms N-8B-2 and S-6:

1.   Power of Attorney                  Filed previously in connection with SEC
                                        File No. 333-36869 and is hereby
                                        incorporated by reference.

2.   Resolution of the Depositor's      Filed previously in connection with SEC
     Board of Directors authorizing     File No. 333-36869 and is hereby
     the establishment of the           incorporated by reference.
     Registrant, adopted


3.   Distribution Contracts             Filed previously in connection with SEC
                                        File No. 333-27123 and is hereby
                                        incorporated by reference.

4.   Form of Security                   Filed previously in connection with SEC
                                        File No. 333-36869 and is hereby
                                        incorporated by reference.

5.   Articles of Incorporation          Filed previously in connection with SEC
     of Depositor                       File No. 333-27123 and is hereby
                                        incorporated herein by reference.

6.   Application form of Security       Attached hereto.


7.   Opinion of Counsel                 Filed previously in connection with SEC
                                        File No. 333-36869 and is hereby
                                        incorporated by reference.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:


(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the policies described in the prospectus. The policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).



(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.


(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 ACCOUNTANTS' CONSENT

The Board of Directors of Nationwide Life and Annuity Insurance Company:



We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the Prospectus.



                                                           KPMG Peat Marwick LLP

Columbus, Ohio
September 10, 1997

                                      SIGNATURES

     As required by the Securities Act of 1933, the Registrant, Nationwide VL Separate Account-C, has caused this Pre-effective Amendment No. 1 to the Registration Statement to be signed on its behalf in the City of Columbus, and the State of Ohio, on this 29th day of December, 1997.


                              NATIONWIDE VL SEPARATE ACCOUNT-C
                              ----------------------------------------
                                        (Registrant)

(Seal)                                NATIONWIDE LIFE AND
                                    ANNUITY INSURANCE COMPANY
                              ----------------------------------------
Attest:                                 (Depositor)


by/s/ JOHN F. DELALOYE        By:    by/s/JOSEPH P. RATH
-----------------------------   -------------------------------------
John F. Delaloye                        Joseph P. Rath
Assistant Secretary               Vice President - Product and Market Compliance


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 29th day of December, 1997.

          SIGNATURE                       TITLE

LEWIS J. ALPHIN                         Director
--------------------------
Lewis J. Alphin

KEITH W. ECKEL                          Director
--------------------------
Keith W. Eckel

WILLARD J. ENGEL                        Director
--------------------------
Willard J. Engel

FRED C. FINNEY                          Director
--------------------------
Fred C. Finney

CHARLES L. FUELLGRAF, JR.               Director
--------------------------
Charles L. Fuellgraf, Jr.

JOSEPH J. GASPER              President/Chief Operating Officer and Director
--------------------------
Joseph J. Gasper

HENRY S. HOLLOWAY                  Chairman of the Board and Director
--------------------------
Henry S. Holloway

DIMON R. MCFERSON             Chairman and Chief Executive Officer - Nationwide
--------------------------         Insurance Enterprise and Director
Dimon R. McFerson

DAVID O. MILLER                         Director
--------------------------
David O. Miller

C. RAY NOECKER                          Director
--------------------------
C. Ray Noecker

ROBERT A. OAKLEY              Executive Vice President-Chief Financial Officer
--------------------------
Robert A. Oakley

JAMES F. PATTERSON                      Director         by/s/JOSEPH P. RATH
--------------------------                           ---------------------------
James F. Patterson                                            Joseph P Rath

ARDEN L. SHISLER                        Director             Attorney-in-Fact
--------------------------
Arden L. Shisler

ROBERT L. STEWART                       Director
--------------------------
Robert L. Stewart

NANCY C. THOMAS                         Director
--------------------------
Nancy C. Thomas

HAROLD W. WEIHL                         Director
--------------------------
Harold W. Weihl